96

Follow-Up Materials

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REGISTRANT'S NAME Japan Airlines Co Ltd

*CURRENT ADDRESS

**FORMER NAME

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PROCESSED
SEP 20 2002
THOMSON FINANCIAL

FILE NO. 82- 122 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 9/16/02

Japan Airlines

Annual Report 2002

Year ended March 31, 2002

Spreading our wings — Reaching new heights


JAS
JAL
unicef
JA82
JAL

On October 25, 1951, a Martin 202 took off from Tokyo's Haneda Airport, inaugurating Japan's first postwar private domestic airline service. In 2001, at the dawn of the 21st century, shareholders and customers alike welcomed the 50th anniversary of the establishment of Japan Airlines Company, Ltd., known as JAL. Over the past 50 years, the Company has carried out operations on a scale larger than any other airline in Japan, so that JAL's corporate history reads like the history of aviation in Japan for the same period. In 2002, JAL marked the start of a new era of intensified international competition by concluding a business integration with Japan Air System Co., Ltd. (JAS), with the aim of creating the new JAL Group, which will be one of the world's leading air traffic and transportation groups. Always in pursuit of new horizons, JAL is set to take off into the competitive skies of the 21st century.


← J3
W3 →
JAL

Contents

Consolidated Financial Highlights

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
For the Years Ended March 31, 2002, 2001 and 2000

			Millions of yen	Thousands of U.S. dollars
Years ended March 31,	2002	2001	2000	2002
For the Year:				
Operating Revenues	¥1,608,689	¥1,703,773	¥1,598,516	$12,095,406
Operating Expenses	1,620,614	1,625,133	1,553,628	12,185,067
Operating Income	(11,925)	78,639	44,887	(89,661)
Net Income	(36,725)	41,021	19,740	(276,127)
Net Income Per Share (yen and dollars)	¥ (20.60)	¥ 23.06	¥ 11.10	$ (0.154)
At Year-End:				
Long-Term Debt	¥ 886,178	¥ 839,821	¥ 955,135	$ 6,662,992
Stockholders' Equity	228,657	267,654	237,903	1,719,225
Total Assets	1,836,371	1,801,855	1,911,177	13,807,300
Shares Issued (thousands)	1,783,473	1,783,473	1,778,943	

Note: The U.S. dollar amounts in this annual report are translated from yen amounts, solely for convenience, at ¥133=U.S.$1.00, the exchange rate prevailing on March 31, 2002 (see Note 2 to the Consolidated Financial Statements).

Consolidated Operating Highlights

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
For the Years Ended March 31, 2002 and 2001

Years ended March 31,		2002	2001	Change (%)
Revenue passengers carried (number of passengers):	Domestic	23,810,995	23,469,046	1.5
	International	13,372,050	15,137,007	-11.7
	Total	37,183,045	38,606,053	-3.7
Revenue passenger-km (1,000 passenger-km):	Domestic	19,188,331	18,866,556	1.7
	International	65,077,106	76,397,303	-14.8
	Total	84,265,437	95,263,859	-11.5
Revenue passenger-load factor (%; percentage point change):	Domestic	66.5	66.5	0.0
	International	69.1	75.6	-5.9
	Total	68.5	73.6	-5.1
Revenue ton-km performed (1,000 ton-km):	Domestic	1,738,564	1,736,516	0.1
	International	10,139,544	11,673,875	-13.1
	Total	11,878,100	13,410,391	-11.4
Revenue weight-load factor (%; percentage point change):	Domestic	53.6	54.8	-1.2
	International	65.9	72.0	-6.1
	Total	63.7	69.2	-5.5

Notes: 1. Ratios and percentages have been rounded to the nearest tenth of a percent.
2. Other figures less than one thousand, except for passengers carried, have been discarded.



Ready for a New Age of Fierce Competition in the Skies

The basic business policy of the JAL Group is to ensure a high standard of operational safety and offer a superior service. By so doing, we aim to achieve steady earnings, enabling us to maintain a sound business base while distributing profits to our shareholders, supporting the livelihood of our employees, and fulfilling a vital role in society. In line with this policy and under the Group's medium-term management plan for the 2001-2003 business terms, we are working to create a stronger, financially healthier JAL Group through more closely integrated management at the consolidated level and thereby maximize corporate value.

In November 2001 JAL reached an agreement with Japan Air System Co., Ltd. (JAS) on the establishment of a joint holding company. This marks the start of a new stage of development for the JAL Group in its response to the increased competitiveness of today's air transportation market.

Business Performance

In October 2001, Japan Airlines Company, Ltd. (JAL) marked the 50th anniversary of its founding. In celebration of this, marketing campaigns were conducted during the term under review, featuring commemorative discount offers in both domestic and international passenger services. Thanks to this, steady growth in line with expectations was seen in passenger revenue prior to the terrorist attacks in the United States. In the period after September 11, however, our international routes suffered an unprecedented plunge in passenger traffic, particularly on American routes, including Hawaii. Performance remained weak right up to the end of term. Demand on domestic passenger routes was also greatly depressed in the immediate aftermath of the attacks, notably on the Okinawa

(continued)

routes. By the start of 2002, however, demand had largely recovered. Cargo operations, meanwhile, were at a low ebb due to the depressed state of the economy and the slump in IT sector activity.

As a result of these factors, combined passenger and freight operations declined by 11.4% to 11,878 million ton-kilometers, and operating revenue was down 5.6% at ¥1,608.6 billion (US$12,095 million) on a consolidated basis. We were also faced with increased costs stemming from beefed-up security and higher flight insurance premiums. We met the challenge of these difficult circumstances by implementing a variety of cost-cutting measures and making major reductions in flights on unprofitable routes. Thanks to these efforts, we succeeded in reducing operating expenses by 0.3% to ¥1,620.6 billion (US$12,185 million). We took steps during the term to hold the deterioration in the Group's earnings to a minimum, including requesting government support and increasing fares to reflect the extra insurance costs.

At the JAL Group, we have always placed the highest priority on safety in all areas of our operations, but in addition, from the term under review we have put the maximum effort into ensuring safety through strict security measures to eliminate the possibility of hijackings or other forms of terrorism. We have cooperated with airline security experts from around the world in further reinforcing our safety management system.

For the term under review, the Company recorded an operating loss of ¥11.9 billion (US$89 million) and a net loss of ¥36.7 billion (US$276 million) on a consolidated basis.

Future Tasks

The situation is expected to remain difficult for the Japanese economy. Passenger travel demand on both domestic and international routes, which had declined particularly as a result of the terrorist attacks of September 11, is staging a gradual recovery, but with consumer spending as weak as it is, the Company's business circumstances remain extremely challenging.

In international flight operations, we aim to take advantage of the opening from April this year of the second runway at Narita Airport to develop lucrative new routes — especially to China and Southeast Asia, as well as to increase the number of flights on existing routes. On domestic routes, we plan to take advantage of the expansion of slots at Haneda Airport in Tokyo from July to newly establish our presence on routes currently monopolized by other companies. In these ways, we aim to mobilize the capabilities of all airline companies in the JAL Group by responding proactively and efficiently to developments in the marketplace.

In the field of e-business, we are employing information technology in an optimal manner to ensure that our users are easily able to communicate with us at any time and from any location. We not only aim to grow our earnings through the provision of customer services with greater value added, but also to facilitate stronger integration of the whole JAL Group through the use of e-commerce.

We plan to establish a joint holding company with JAS on October 2, 2002, to be named "Japan Airlines System."

In February 2002 JAL was chosen as "Airline of the Year for 2002" by the influential magazine Air Transport World. This award, given on the basis of service quality, safety record, market development ability, adoption of new technology, stability of business performance, and so on, is the highest honor an airline can receive. As the principal reasons for choosing JAL, the magazine cited the strengthening of competitiveness and business base that JAL had achieved since 1992 through company-wide reorganization efforts, as well as what it described as JAL management's "promotion of a business integration with JAS in pursuit of a future vision of further growth into an airline with global competitiveness."

The JAL Group will treat the receipt of this award as encouragement to carry out still more radical structural reforms with the goal of bolstering competitiveness and achieving even higher levels of safety, to become the undisputed airline of choice.

We look forward to the continued support of our shareholders.

August 2002



Isao Kaneko
President

Prospering in the Highly Competitive International Market



Q ***Looking back over the past fiscal year, how would you characterize it?***

A The defining moment was the terrorist attacks in the United States and as someone who works in the airline industry I first wish to express my heartfelt sympathies for the victims and their families, who were of many nationalities, and for the people of the United States itself.

As for our performance, on a consolidated basis, operating revenues and operating income both fell from the previous year by some ¥95.0 billion (US$714 million) and ¥90.5 billion (US$680 million), respectively. Net income was also down, falling from a strong ¥41.0 billion (US$308 million) in the previous fiscal year, to a loss of ¥36.7 billion (US$276 million), with the result that we will regrettably be unable to pay a dividend. The terrorist atrocities in the United States on September 11 had a major impact on this. We experienced a similar slump 10 years ago at the time of the Gulf War, and once again it has made us keenly aware of how important world peace is to the civil aviation industry, and many other industries as well. The civil aviation industry is underpinned by peace, and by the same token ours is an industry whose activities also assist peace. It proved to be a year in which these truths were felt keenly.

The Effects of SEPTEMBER 11

Q ***What can you tell us about measures being devised to get over the ongoing impact of the terrorism and the present difficult period?***

A Immediately after the attacks there was a drastic slump on our routes to the U.S.; they were down by more than 50% in October and November. But traffic began to recover gradually in December, enabling us to predict that the impact of September 11 would be transient, and would fade away in due course. As for measures we are taking, our first priority was safety and security — finding ways of easing our customers' anxiety about safety, and restoring confidence. We established an ad-hoc headquarters for contingency measures, headed by myself, and throughout the company we have combined all our energies to implement other measures such as reducing the number of flights on Pacific routes where demand has shrunk, and have cut costs in every possible area, including personnel expenses. Although we posted a loss for the term, as a result of these measures our performance has been somewhat better than we forecast immediately after the events of last September.





About
BUSINESS INTEGRATION

Q ***In November 2001 you reached agreement with Japan Air System to form a joint holding company. Can you tell us about the background to this, its objectives, and so on?***

A To date, JAL has relied on international routes for 70% of its revenues and on domestic routes for only 30%. Through the integration with JAS we will be able to build a more stable earnings base by establishing ourselves in the market for domestic routes. We will be able to save costs through economies of scale, and it will also give us greater cost-competitiveness on international routes, enabling us to operate as one of the world's foremost airline groups.

To obtain approval for this integration from the Fair Trade Commission, some of the steps we will take will be to give up 9 turnaround slots at Haneda Airport and to cut normal one-way fares by 10%, which will lower revenues. This reduction in our income will be compensated for in a number of ways, including the expansion of our route network, a shift of emphasis from group bookings to individual bookings, and the integration of our sales divisions. We will try to keep any negative effects to the minimum, and to return to profitability after the integration. I want to ensure that the new JAL Group will be able to pay an adequate dividend to shareholders.

Q ***What will be your strategies and your strengths following the integration?***

A After the integration we will be aiming to be an airline group at the top level of the industry in both quantitative and qualitative terms. Quantitatively, at present we rank eighth in the world in terms of transportation volume: that will rise to sixth after the integration. As regards the size of our revenues, we will be placed higher in terms of market capitalization, reflecting greater shareholder value. Qualitatively, our first and foremost concern is the safety of our services. We will continue to provide those services with customer needs always in our minds, and through the establishment of the network and improvements in our service we aim to place quality at the highest possible level.

Japan is the world's second-largest civil aviation market after the United States. In terms of passenger numbers, the size of the market is around 130 million ticket sales per annum: 90 million for domestic routes and 40 million for international routes. In the 90 million ticket sales domestic aviation market, following the integration, two competing airlines with similar market shares will provide strong competition for each other.





A Strategy of ALLIANCE

As regards international routes we have Japan, a major economy and marketplace, as our pivotal hub, and from that we have an extensive and very well-balanced global network. China, in particular, is a huge market. The second runway at Narita, which is now in use, is 2,180 meters long, and so is not sufficient for big widebodied jets. However, as medium-sized jets are the mainstay of East Asian routes, including China, we will be able to make increased use of the second runway. As a result we are projecting a 23% increase in takeoffs from Narita. In China, we have added Xiamen as a destination, which makes seven in total, including Hong Kong, and after the integration in October that will be boosted by three more from JAS, giving a total of 10. That is the largest network we have to any country. Although the market has reached only 70 million ticket sales per year, China may outstrip Japan within 10 years. By operating in that giant market with its great growth potential, I foresee strong ongoing development for our operations there.

Q ***As alliances with other carriers are very important for enhancing competitiveness and profitability, what is your thinking about alliances?***

A In our cargo operations, in July 2002 we joined the WOW global airfreight alliance. The three cargo airlines that are members of WOW — Lufthansa Cargo AG, Singapore Airlines Cargo, and SAS Cargo Group — provide extremely high-quality cargo services. Because in air cargo transportation it is important to carry freight reliably, accurately, safely, and at appropriate prices, forming alliances is an effective approach. Through the WOW alliance we aim to expand and globalize our transportation network still further, and also to boost service quality.

With passenger transportation, on the other hand, there is a very close relationship between the characteristics and identity of the airline and the customers' own ideas, and so we have adopted a strategy of forming alliances through one-to-one bilateral relationships in individual markets and even individual routes. We have taken our decisions based on very careful scrutiny from such standpoints as the mutual benefits, service quality, and revenues and costs, and so far I believe our policy has been successful.

Alliances in Cargo Sector


WOW
LH
SQ
SK
JAL
JAS
BA
Sky Team Cargo
AF
NW

Alliances in Passenger Sector


Star Alliance
TG
NZ
VN
KA
TK
Oneworld
AA
BA
IB
QF
CX
JAL
JAS
Sky Team
AF
AZ
AM
CZ
NW

As of July 2002



Forecast for
BUSINESS PERFORMANCE



Q ***What is your approach to Group management?***

A When we closed our books for fiscal 1997 we disposed of all unprofitable overseas hotels, resorts, and other operations, and relaunched ourselves by concentrating on air transportation as our core business. We divided our organization into operating segments and functional segments, and switched to Group management to assume responsibility for each. As for independent business areas handled by subsidiaries such as JALUX and AGP, our approach is to spin them off and have their shares listed. In contrast we will tighten our grip on business segments in the field of air transportation and incorporate them into our combined strength, including by such means as creating wholly owned subsidiaries.

Q ***What are your views on corporate governance?***

A Since 1999, the year after I became president, one of the aspects of corporate governance in which we have led the way among Japanese companies has been to halve the number of board members. Despite a revision of the Japanese Commercial Code, which has made it possible to dispense with the system of corporate auditors if certain conditions are met, last year I actually increased the number of corporate auditors from four to six as I attach great importance to the status of corporate auditors. The matter of officers' remuneration is being studied by an advisory committee composed of two external board members, two external auditors, and myself, but it is difficult to find external board members who are well-versed in the field of airline operations. I am convinced that the most important thing is the sense of responsibility with which the internal board members view the conduct of corporate management.

The managements of Japan Airlines (JAL) and Japan Air System (JAS) agreed in November 2001 to integrate their businesses to create a new corporate entity better able to survive and prosper amid fierce competition on a global scale. In line with this agreement, as of October 2 this year, a new JAL Group will come into being with the establishment of a holding company, to be named "Japan Airlines System," under which both JAL and JAS will operate.

The two principal business policies of the new airline group will be to maintain an excellent safety record and to offer the level of superior services that will secure customer loyalty. We place top priority on raising operating efficiency through the business integration over a short period, building a stronger business base thanks to the expanded network of routes, and integrating the computer systems of the two companies so as to maintain customers' trust.

Basic Principles

On the occasion of the integration of JAL and JAS, the following concepts will be incorporated in the new group's business mission.

1. Maximizing corporate value for the benefit of all stakeholders
2. Aiming to be the world's best in terms of safety and reliability
3. Improving service through greater focus on customer needs
4. Being a good corporate citizen (fairness, transparency, social contribution)
5. Fostering a corporate culture characterized by hard work and a forward-looking attitude

The new Japan Airlines Group will have comprehensive transportation capabilities in the fields of both passenger and freight, and in its role as Japan's leading airline, we aim to play an invaluable role in maintaining global peace and prosperity.

JAL Group Objectives

The new JAL Group will aim to make stable dividend payments every business year, right from the start. Thanks to the effects of the integration, we hope to achieve ROE of at least 15% for fiscal 2005, and achieve a sufficient level of operating cash flow to repay all interest-bearing debts in 7 years. The management is confident that the integration of JAL and JAS will be greatly to the benefit of the Company's shareholders and all other stakeholders.


JAL
JAL

Toward New Horizons

> Objectives of Business Integration

Preparing for More Severe Competition

JAL and JAS celebrated their respective 50th and 30th anniversaries in 2001. The integration of these two companies will bring into being an airline of approximately the same scale as All Nippon Airways, which is currently the leader in domestic passenger transport, with a market share of approximately 50% in the domestic passenger market. This will result in a freely competitive market in terms of routes and flights provided, fares, and service quality, and will thus contribute to improved customer satisfaction. Moreover, the greater stability of revenue that will come from the expansion of domestic operations will enable us to offer even more competitive services on international routes, too. JAL and JAS have taken the first step in preparing themselves for a new era of unprecedented competition on a global scale.



The Background to the Integration

Persistent restrictions on operation of domestic air routes

The slow process of deregulation in the Japanese airline industry began in 1986. A significant step was marked in February 2000, when the market became almost completely liberalized with the abolition of regulations on ensuring a balance between supply and demand, as well as the ending of restrictions on the setting of airfares. However, there is still no likelihood for some time to come of the lifting of restrictions on the number of passenger flights at domestic hub airports, such as Tokyo's Haneda Airport and Itami Airport in the Kansai region, which account for over 70% of passengers on domestic routes. As a result, all the airline companies have very little room to operate their businesses freely. Against this background, we judged that neither JAL nor JAS, acting independently, had any real hope of expanding its business base on domestic routes by taking market share from rival companies.

Market shares on domestic passenger routes

Domestic passenger market in FY2000



■ JAL Group	25%
□ JAS Group	23
Others	3
ANA Group	49

International passenger market in FY2000



■ JAL Group	30%
□ JAS Group	1
ANA Group	9
Foreign Companies	60



Share of domestic routes in total passenger transport revenue (FY2000)


(Billions of yen)
0
500
1,000
1,500
2,000
United Airlines 69%
American Airlines 70%
Delta Airlines 83%
Northwest Airlines 72%
British Airways 37%
Lufthansa 54%
Air France 47%
JAL 33%
JAS 94%
JAL+ JAS 47%
Domestic passenger (including intra-Europe)
International passenger

Notes: 1. Percentage figures refer to the portion of total passenger transportation revenue accounted for by domestic routes, with the exception of the figure for BA, which is an estimate based on combined revenue for domestic passenger and cargo services.
2. Figures are taken from the US trade magazine Airline Monitor, as well as from the most recently published annual reports by European and Japanese airlines. The above assumes the following exchange rates: US$1 = ¥109.5; 1 euro = ¥99.5; 1 pound sterling = ¥162.58

Business integration schedule


Phase 1 of the merger
Japan Airlines System Corporation
Japan Air System Co., Ltd.
Japan Airlines Co., Ltd.
Affiliated businesses
Affiliated businesses
Phase 2 of the merger
Japan Airlines System Corporation
Japan Airlines Domestic Co., Ltd.
Domestic passenger flights (Note 1)
Japan Airlines International Co., Ltd.
International passenger flights (Note 2)
Japan Airlines Cargo Co., Ltd.
Air cargo operations
Affiliated businesses
Affiliated businesses
Affiliated businesses
Affiliated businesses

Notes: 1. The legal successor of the merger of the domestic passenger airline operations of Japan Air System Co., Ltd. and Japan Airlines Company, Ltd. will be Japan Air System Co., Ltd.
2. The legal successor of the merger of the international passenger airline operations of Japan Airlines Company, Ltd. and Japan Air System Co., Ltd. will be Japan Airlines Company, Ltd.

Expanding domestic market share, strengthening competition on international routes

Amid fierce competition among airlines on a global scale, exacerbated by weak demand due to the sluggishness of economies around the world, airline companies are steadily merging or otherwise forming business alliances. In order for an airline to effectively compete on international routes, it needs to have a broad network of flights on its domestic market, which major Western airlines typically enjoy, where political and business factors both assure it of greater earnings stability.

New operational system suited to the era of megacompetition

It is against the background of the factors described above that JAL and JAS have decided to integrate their operations, thereby enjoying the merits of scale and making possible dramatically improved efficiency and greater competitiveness in terms of route networks and prices. This integration of the two airlines will resolve the paradox whereby the operations of airlines in Japan continue to labor under restrictions even though the industry has theoretically been deregulated. It marks the advent of a new, competitive business model for the Japanese airline industry.

Business integration schedule

In the first phase, a holding company — Japan Airlines System Corporation — will be established in October 2002, to which sufficient voting stock in both Japan Airlines and Japan Air System will be transferred, enabling the holding company to control the management of the two airline companies.

In the second phase, the operations of the two companies will be reorganized on a segmental basis by the spring of 2004, and an efficient new system created that optimizes their various strong points. The holding company will exercise overall control of the Group, and will also have the mission of maximizing Group value, devising Group strategies, allocating corporate resources, handling PR and IR activities, and otherwise managing the actual operational units.

The airline companies themselves, meanwhile, in addition to day-to-day operations, will also be responsible for safety, devising and implementing business plans, including marketing strategies, and maintaining high earnings.

The Birth of a New Corporate Group

Maximum Realization of Synergy Between JAS and JAL

The further removal of obstacles for the provision of domestic air services in Japan is expected in the near future, including the expansion of Haneda Airport in or around 2010. In international operations, expanded demand is projected as a result of the start of operations of the second runway at Narita in 2002 and of the new Chubu airport in 2005 or thereabouts. By optimally exploiting the synergy that will result from the integration of the two airlines' operations, the new corporate group will realize improved global competitiveness and stable business operations, and will seize every promising business opportunity.

Operations ancillary to the air transport business carried out by group companies will be reexamined and reorganized to avoid redundancy and build a system capable of delivering high-quality service at a low cost. For Group companies whose business links with the parent company's airline operations are more tenuous, we have higher ambitions than merely seeking synergy with the Group: we aim to develop the competitiveness of these firms in the general marketplace with the eventual goal of implementing IPOs.

The largest network between Japan and China Connecting 6 cities in Japan with 10 cities in China 158 flights including 21 joint-flights*


Routes between Japan and China
JAL Group
JAS Group
7 cities, 17 routes
5 cities, 5 routes
New combined JAL Group
10 cities, 20 routes
Beijing
Tianjin
Dalian
Qingdao
Xi'an
Shanhai
Kunming
Guanzhou
Xiamen
Hong Kong
Fukuoka
Narita
Nagoya
Osaka
Kagoshima
Okinawa
Domestic route network
JAL Group
JAS Group
42 cities, 86 routes
45 cities, 106 routes
New combined JAL Group
59 cities, 164 routes

*Estimation as of July 2002

Operational Strategies

International passenger operations

The JAL Group is focusing its management resources on high-demand routes such as long-haul flights to European and trans-Pacific destinations. On Asian routes, we boast the most extensive network in Southeast Asia, and are building a superior position in the promising Japan-China market. On routes where the weight of demand is on budget-price travel, such as to Asian destinations and holiday resort centers, we intend to make even more use of cost-competitive affiliate companies to improve our earnings. Moreover, by expanding our network of business tie-ups, we hope to simultaneously improve customer convenience and assure ourselves of steady profits.

Domestic passenger operations

The domestic passenger operations network of the JAL Group following the integration with JAS will be of a scale allowing effective competition with Japan's leading domestic passenger transport airline, All Nippon Airways (ANA). The JAL Group will present more effective competition with ANA by providing greater customer convenience in the design of its flight schedule and the setting of airfares. Specifically, we will adjust flight schedules and types of aircraft on major routes to most efficiently serve the needs of each particular route, while also aggressively challenging ANA or other rivals on routes where they have hitherto enjoyed a monopoly, particularly by scheduling a sufficient number of flights per day. We will increase the



Amid a business environment of increasingly fierce competition on a global scale, the integration of the JAL and JAS Groups will enable them to optimally leverage their respective strengths, and raise the efficiency of their operations by eliminating overlapping operations.

number of flights on routes where there are only a few at present, thereby exploiting hitherto untapped demand.

Cargo transport operations

The onward march of information technology and the growing globalization of business activity is forcing companies in every field to offer increasingly value-added services on a worldwide scale. To meet these users' needs in the cargo transport field, we are expanding our network of cargo flights and supporting facilities. We aim to offer not only a fast response to user requests, but also a more varied and finely tailored menu of services.

Customer services

All members of the newly formed JAL Group will make concerted efforts to provide improved services for maximum customer convenience. Flight schedules will be upgraded to provide more flights, as well as evening out the time gaps between flights and shortening connection times. In addition, we will actively compete with other carriers on routes where they have had a monopoly, deploy a unified brand image in effective marketing of Group services, standardize service quality criteria, and develop new services.

To maximize the benefits of the integration of the business operations of JAL and JAS, we must also establish unified computer systems as quickly as possible, including systems for reserving seats and ticketing, as well as enterprise resource planning (ERP) and earnings analysis systems (EAS). The integration of the two airlines' seat reservation, ticket issuance, and check-in systems is essential to retaining customer loyalty. Moreover, by adopting state-of-the-art ERP and EAS, we will facilitate fast and precise Group-wide management decisions by the holding company. Computer systems will also be integrated in the flight operations and maintenance fields with the goal of realizing greatly improved customer service and stronger competitiveness.

Integration for a More Competiti



Summary of the Integration Effects

(Millions of yen)

	2002	2003	2005
Cost-Reduction Effects	1,000	14,500	73,000
Reduction of Rents etc.	300	3,000	31,000
Staff Reduction	100	1,000	24,000
Fleet Reduction*	600	9,500	12,000
Other Reductions	0	1,000	6,000
Fall in Revenue	(6,500)	(17,000)	(25,000)
Airfare Cuts	(4,000)	(12,000)	(15,000)
Return of Slots	(2,500)	(5,000)	(10,000)
Increase in Revenue	1,500	15,500	20,000~25,000
Total Integration Effects	(4,000)	13,000	68,000~73,000
Additional Cost Increase	(5,000)	(7,000)	(20,000)
Net Integration Effects	(9,000)	6,000	48,000~53,000

* Includes increase in revenue from reallocation of planes.

Integration Expected to Boost Revenue

Currently group bookings account for about 40% of total passenger tickets, but we expect individuals to choose JAL Group services increasingly from here on as word spreads of the major improvement in convenience, leading to a decline in the share of group bookings. We project a ¥20 billion growth in revenue as a result of this factor. A further increase of ¥5 billion is expected from new demand stimulated by the combination and reworking of the two airlines' routes and flights. Extra revenue is also sure to be generated by stronger competitiveness resulting from the expansion of our international network, the centralization of our marketing organization, and the integration of the two carriers' frequent flyer programs.

Airline Group

Although JAL and JAS expect a decline in revenue from the implementation of the business integration plan submitted to the Fair Trade Commission — *including relinquishing rights to 9 slots at* Haneda Airport — operations will become more cost-efficient thanks to the elimination of duplication between the two companies. Moreover, the expansion of the network of routes and flights offered will strengthen customer loyalty, and we can therefore look forward to an era of revenue growth.

The business integration of JAL and JAS will allow reductions in costs across a wide front, including rental expenses for the two airlines' networks of offices and airport counters. By eliminating duplication, the integration will also achieve savings in personnel costs, and in aircraft investment and operation costs, and will bring down procurement costs thanks to the improved merits of scale. In addition to cost savings through reduced capital investment in aircraft* (see Note), the new airline group will be able to reassign surplus carrying capacity on international routes to domestic routes, thanks to the elimination of duplicated flights, thereby achieving more efficient utilization of aircraft.

* Note: Reduction in capital spending on aircraft and in expenses
By avoiding duplication by JAL and JAS flights on the same time frames, we will be able to more efficiently utilize our fleet of aircraft, including reducing the number of standby planes, freeing 10 aircraft for new uses. Because the surplus aircraft can be used to replace planes that are now approaching retirement, the amount of investment in new planes can be reduced. Investment directly related to aircraft is expected to be reduced by ¥75 billion. Moreover, the joint use by the two airlines of hangars, maintenance vehicles and other such facilities should enable a reduction in investment of ¥25 billion.

Anticipated Revenue Increase Thanks to Business Integration

Compared with ANA, which operates the highest number of flights on domestic routes, both JAL and JAS at present suffer from an unfavorably high proportion of group bookings, whose ticket prices per person are low, as opposed to more profitable individual passenger bookings. The integration of the two companies' operations will greatly improve customer convenience, and it is hoped that this will attract a larger volume of individual passenger ticket purchases. We hope to raise the percentage of individual passenger bookings by 3% in fiscal 2003 and by 5% by fiscal 2005, giving us an increase in revenue of ¥20 billion including the increase from fare adjustments. A further increase is expected from new demand stimulated by the combination and reworking of the two airlines' routes and flights. Extra revenue is also sure to be generated by stronger competitiveness resulting from the expansion of our international network, the integration of our marketing organization, and the integration of the two carriers' frequent flyer programs.

> Specific Measures

To expedite positive results from busine

We are preparing to carry out a corporate systems integration by April 2004, in order to unify the provision of JAL and JAS products and services under the "JAL" brand name. JAL is promoting the construction of a marketing system that will use this expanded network to offer products and services that meet the needs of users.

Sales Policies

In October 2002, JAL will begin joint operations on domestic flights and fully integrate its frequent flyer program (FFP) with that of JAS in April 2003. This will give the new JAL Group's mileage program the largest network in Japan, with the greatest number of members (10 million from JAL plus 3 million from JAS). On the fares side, too, we will enhance our competitiveness by introducing the "JJ Coupon" as part of the JAL/JAS integration campaign, targeting high-yield business travelers. The tickets are only used for JAL/JAS flights that compete with All Nippon Airways (ANA) routes. To strengthen the Group's sales, JAL and JAS sales organizations will be integrated from October 2002, forming the new company JAL Sales Inc. Computer systems integration, to be carried out by April 2004, is to include reservations, ticketing and airport core operation systems.

Forecast of Business Performance

Assumptions of the Forecast of Business Performance

	International Passengers		Domestic Passengers		International Cargo	
	2003	2004	2003	2004	2003	2004
Demand	+12%	+1%	+1%	+4%	+7%	+8%
Supply	+5%	0%	0%	+4%	+6%	+6%
Yield	-3%	0%	-1%	1%	-1%	-1%

Note, the above assumes the following rates:
Forex: from August 2002 onward $1 = ¥120
Jet fuel (Singapore kerosene): 2003 $28/BBL
2004 $29/BBL
Crude oil (CIF Japan): 2003–2004 $25/BBL

Japan Airlines Group

	Billions of yen			
	2001***	2002***	2003	2004
Operating Revenue	2,122.2	2,029.5	2,117.0	2,195.0
Operating Income (Loss)	96.3	(1.0)	40.0	88.0
Ordinary Income (Loss)	60.8	(33.6)	30.0	52.0
Net Income (Loss)	43.2	(35.8)	22.0	29.0
ROE	15%	(14%)	8%	10%
Interest-bearing debts	9 years	15 years	10 years	8 years

***Aggregation of JAL/JAS Business Results on Consolidated basis

Board of Directors of the Japan Airlines System Corporation

The names and titles of the directors, corporate officers, and corporate auditors (hereinafter "directors, etc.") of the Japan Airlines System Corporation, scheduled to be jointly established as a stockholding company by JAL and JAS with effect from October 2, 2002, shall be as shown hereunder. Directors, etc. marked with a single asterisk* will serve concurrently as directors, etc. of JAL while those marked with two asterisks** will serve concurrently as directors, etc. of JAS.

CEO & President Isao Kaneko*
Representative Director
Hiromi Funabiki**
Executive Vice Presidents
Minoru Morikawa**
Masahide Ochi
Senior Managing Director
Toshiyuki Shinmachi*
Managing Directors
Hidekazu Nishizuka*
Fumitaka Kurihara
Gentaro Maruyama
Senior Vice Presidents
Nobuyoshi Sera
Susumu Miyoshi
Katsuo Haneda*
Takashi Masuko*
Shunji Kono*
Ken Moroi*
Shinobu Shimizu**
Corporate Auditors of the Board
Yasunaka Furukawa*
Shigeo Matsui*
Toshiyuki Sakai
Seiso Neo*
Yoshihisa Akiyama*
Masao Nishimura*
Executive Officers
Satoshi Endo*
Sumio Yasunaga
Hideyuki Kanenari
Fumio Tsuchiya
Masuhisa Yokoyama**
Toshihide Nakamura

integration


Spreading Our Wings — Reaching New Heights
JAL
JAL

Directors and Corporate Officers of Japan Airlines Co., Ltd. (JAL)
(October 2, 2002)

In accordance with the joint establishment by JAL and JAS of Japan Airlines System Corporation as a stockholding company, the names and titles of the directors and corporate officers of JAL shall be as shown hereunder.

President — Isao Kaneko

Executive Vice Presidents
- Katsuo Haneda
- Takashi Masuko

Senior Managing Director
- Toshiyuki Shinmachi

Managing Directors
- Norio Ogo
- Hiroyasu Hagio
- Akihiko Kaji
- Hidekazu Nishizuka
- Hiroyuki Funayama

Senior Vice Presidents
- Juntaro Shimizu
- Toshio Yoshida
- Michio Okude
- Shunji Kono
- Ken Moroi

Executive Officers
- Satoshi Endo
- Takashi Shimoeda
- Masahiko Goda
- Takao Imai
- Kazumasa Oda
- Yoshiro Matsubara
- Nobutaka Ishikure
- Katsumi Chiyo
- Mamoru Tsutsumi
- Kenichiro Matsueda
- Seiji Masutani



Passengers Operations
> International

Provisional use of a runway commenced at Narita Airport in FY2002, and major business opportunities are expected as a result. The JAL group actively formulates flexible plans for routes and number of flights based on the paramount premise of safe operation, and aims to build a system that can produce stable earnings while improving the convenience for customers. Plans for international routes include establishment of new routes to China and other high-growth Asian regions and expansion of supply capacity.

Results for the Term

Although the number of first class and executive class passengers was restrained in the first half of the term, the number of economy class passengers remained firm. However, the number of passengers declined substantially in the latter half of the term primarily on U.S. and European routes due to the terrorist attacks on the United States in September. This impact caused the number of passengers to decline to 61.2 percent of the previous year's level in November. Subsequently, passenger traffic gradually recovered at the end of the year due to adjustments of flights meeting passenger demand trends, additional introduction of discount airfares and other efficiencies, efforts to increase revenues, and other measures to stimulate demand. Nevertheless, the number of passengers stood at 94.4 percent of the previous year's level in March. As a result, the number of passengers fell 11.7 percent to 13,372,050 passengers, and revenues declined 9.4 percent from the previous term to ¥612.7 billion (US$4,606 million).

Specific Measures

In route management, flights were increased on Asian routes in April 2001 and sharing of the Paris-Düsseldorf route and Paris-Hamburg route with Air France commenced in July; flights were increased on the Nagoya-Manila route in August and from Tokyo and Osaka to Ho Chi Minh City in November. On the other hand, based on passenger demand trends since the terrorist attacks, the number of flights has been reduced, suspended and rerouted; smaller-capacity planes have been used, and other efficiencies have been instituted on routes to Honolulu, Guam, Europe, and other areas where demand declined substantially. At the same time, efforts were made to acquire passengers on Asian routes with strong demand. Additionally, efforts were made to increase revenues through 20 round-trip international charter flights primarily to Guam and Palau from Haneda Airport, which had removed a ban on late night and early morning slots in February 2001.

In terms of airfares, economy class discount tickets have been expanded to increase market penetration, and efforts were made to stimulate demand for non-package tourism travel. Additionally, JAL Business Saver fares were introduced in "Executive Class — Seasons" in October 2001, and additional sales of *Super Maeuri Goku* presale fares were made in March for U.S. routes as a measure to stimulate recovery of demand after the terrorist attacks.

In in-flight services, many new products and services were introduced based on customer needs by class (*1). Additionally, the JAL 2000–2001 Campaign and other usual campaigns were continued in order to spur rapid recovery of demand after September 11, and many other measures were adopted to stimulate demand (*2).

Consolidated international passenger revenues



(Billions of yen)
800
600
400
200
0
2000 2001 2002

International revenues passenger-km & yield



(Billions of passenger-km)
(%)
100
120
75
90
50
60
25
30
0
0
Yield
RPK
2000 2001 2002

Consolidated international passenger load factor



(%)
100
75
50
25
0
2000 2001 2002

*1 Improvement of in-flight services



Seats newly designed to enhance customer privacy were introduced in first class, and the quality of meals was upgraded in the "Executive Class — Seasons" In economy class, B747-400 planes were equipped with personal TV monitors.



*2 Marketing campaigns

In December 2001, the JAL Honolulu Marathon was held as planned in Hawaii, which experienced substantial declines in tourism. The participation of approximately 25,000 people from all nations helped make the event a success on par with that of previous years. Additionally, the Double Miles Campaign and other campaigns enhanced sales to members of the JAL Mileage Bank (JMB), and efforts were made to stimulate demand by attracting customers from Asian regions to Tokyo Disney Resort, Hokkaido, and other areas.

JAL MILEAGE BANK — JAPAN'S LARGEST MILEAGE PROGRAM

JAL Mileage Bank debuted as JAL Mileage Bank USA in the United States in November 1983, and a similar program was started in Japan in January 1993 for international routes originating in Japan. Subsequently, tickets and seat upgrades have been offered as premiums in accordance with mileage, and many shops, restaurants, and hotels now participate in this program. JAL Mileage Bank has grown into Japan's largest mileage program. The number of members cracked the 10-million mark in March 2002.



Number of Members
1,200
1,000
800
600
400
200
0
1995 1996 1997 1998 1999 2000 2001 2002



Passengers Operations
> Domestic

The Company worked to improve competitiveness and convenience in route operation, airfares, and sales amid free domestic competition in FY2001, and enhanced services were implemented. Furthermore, greater stability of business operations will be produced by the business integration with Japan Air System scheduled for autumn 2002. Thus, the Company is now becoming more competitive as obstacles to business expansion will be removed by measures including the expansion of Haneda Airport, a hub airport.

Results for the Term

Demand was firm in the first half of FY2001 thanks to aggressive development of fares and other marketing measures. The impact of terrorism in the United States in September caused many cancellations of school trips and leisure travel to Okinawa. However, efforts to stimulate demand utilizing various measures, including the holding of popular events, allowed total demand for domestic routes during the term to slightly exceed the previous term. Although the number of passengers increased 1.5 percent over the previous term to 23,810,995 passengers, revenues declined 1.3 percent to ¥324.9 billion (US$2,443 million) due to a fall in revenue per passenger.

Specific Measures

Measures for greater efficiency on flight operations, aggressive fares, and other marketing policies were implemented during the term amid the sluggish Japanese economy.

Flights were increased on the Tokyo-Fukuoka route and Tokyo-Naha route due to expected increases in demand, and planes were downsized on some routes. Some operations were transferred to group companies to raise the efficiency of flight operations and improve profitability. Additionally, approximately 90 domestic charter flights were flown in the last half of the term to meet demand that shifted from international tourism to domestic tourism after the terrorist attacks.

In terms of fares, unified ¥5,000 commemorative fare tickets were sold as *Maeuri Special* (advance purchase) tickets to commemorate the Company's 50th anniversary in the first half of the term, and demand was expanded by commencing sales of the "JAL Bargain Fare" in October 2001. Additionally, "e-Discount" Internet discount tickets, Mini-group advance purchase, and advance purchase 21, and other discount tickets were applied to increased numbers of flights to enhance competitiveness.

In passenger services, the time for purchasing tickets was extended to 20 minutes before departure time beginning in June 2001 to improve customer convenience. Additionally, sales were spurred by the Okinawa campaign (*1) and the JAL Dream Express 21 (*2) campaign.

In e-Business, Internet payment was introduced for the settlement of ticket purchase, and cash payments at convenience stores were launched. Additionally, we started reservations through L-mode — an Internet service over ordinary telephones, reservation services for domestic flights through PDAs, and information for domestic and international departures and arrivals.

Consolidated domestic passenger revenues


(Billions of yen)
400
300
200
100
0
2000 2001 2002

Domestic revenues passenger-km & yield


(Billions of passenger-km)
(%)
40
120
30
90
20
60
10
30
0
0
Yield
RPK
2000 2001 2002

Consolidated domestic passenger load factor


(%)
100
75
50
25
0
2000 2001 2002

*1 Okinawa Campaign


情熱
視線。

Tourism leaders from Okinawa and other regions nationwide and members of the press net to discuss how to achieve the recovery of Okinawan tourism, which has experienced substantial declines in demand since the terrorist attacks. The Company held a campaign and affixed the campaign logo to company aircraft, and efforts were coordinated with local leaders to stimulate the recovery of Okinawa's economy.

*2 JAL Dream Express 21

This campaign started in March 2001 to commemorate the Company's 50th anniversary and the 100th birthday of Walt Disney. Special JAL Dream Express planes painted with five different designs are being flown to provide passengers with a "sky of dreams."



JAL's e-Style

The Company, which started up its website in 1995, became the first airline in Japan to offer domestic reservation services through its website in 1996. At present, services are not limited to the PC-compatible website, as services and information can be easily accessed from any point by ordinary cellular phones and PHS. The Company's website received the overall No. 1 ranking in the "Domestic Airline Site Scorecard Ranking" of the Gomez Company, which rates websites by industry. Additionally, JAL On-line, business trip services for corporate clients for which the Company has acquired a business model patent, is a new ticket-less service for domestic business trip arrangements requiring no individual payments. JAL's e-Style will actively evolve to respond to diversifying customer needs in the future as well.


JAL
Japan
JAL ONLINE
eコマースで効率アップ



Cargo Operations

The Company's cargo operations have recorded strong growth along with development of aviation logistics, and the JALCARGO brand is used by customers in 64 cities in 24 countries throughout the world. Air cargo transport will continue to be a key factor in global logistics amid the increasing globalization of business. The Company will upgrade transport services across the board to make a greater contribution to customer logistics.

Results for the Term

The slowdown of the U.S. economy and sluggish IT demand produced a steep decline in overall demand during the term. Additionally, there was an impact on shipments immediately after the terrorist attacks on the United States, creating extremely difficult circumstances for the air cargo industry. International air cargo volume declined 10.6 percent for the term to 4,102 million ton-kilometers. Revenues fell 8.8 percent from the previous term to ¥141.9 billion (US$1,067 million). Cargo volume on domestic routes dropped 8.3 percent for the term to 295 million ton-kilometers. Revenues fell 8.2 percent from the previous term to ¥25.9 billion (US$194 million).

Specific Measures

In cargo operations on international routes, the first nonstop cargo flights from Kansai International Airport to North America were commenced in September 2001 (*1). Three flights from Kansai International Airport are flown per week to New York, Los Angeles, Atlanta, and Anchorage. In air cargo operations on domestic routes, special flights and charter flights were flown from Tokyo (Haneda and Narita) to Okinawa to handle the surge in demand during the New Year holidays (*2).

Additionally, new services utilizing IT were introduced during the term. In sales, J SPEED Internet reservation (J-PRODUCTS 2001) services were upgraded again to allow 24-hour service and reservations until just before departure. Thus, upgraded services are meeting the needs of the international air cargo market. Additionally, JAL introduced e-BOND.INFO, the industry's first service for Narita import cargo information to provide real-time information services to ensure swift, accurate delivery of cargo. Cargo handling capacity was increased 10 percent in the Narita airport area compared to the previous term in order to deal with expected increases in cargo volumes in the future. A website exclusively for domestic cargo services was also established in August 2001 to substantially expand information services concerning domestic air cargo and improve customer convenience.

Consolidated cargo revenues


(Billions of yen)
Domestic
International
200
150
100
50
0
2000
2001
2002



Other Operations

In affiliated business, the shares of two subsidiaries that can expect rapid growth through expansion of trade with non-group companies, AGP Corporation and JALUX Inc. were listed. On the other hand, the Company proceeded with acquisition of all of the shares of subsidiaries deemed strategically important to operations, and conducted a review of the capital structures of group companies.

Air transportation operations

In air transportation operations, there were declines in revenues from in-flight food & goods and airport shop sales. However, credit card and leasing operations expanded sharply, as JAL Card members increased 12 percent compared to March 2001. Sales of the air transportation operations segment totaled ¥425.9 billion (US$3,202 million) for the term, and operating income amounted to ¥7.1 billion (US$53 million).

Travel service operations

JALPAK was impacted by the September 11 terrorist attacks, as the number of tourists embarking for the United States and Europe declined markedly. Total bookings fell 28 percent from the previous year. Revenues from the travel service operations segment totaled ¥359.9 billion (US$2,706 million) for the term, and operating loss amounted to ¥5.0 billion (US$38 million).

Hotel and resort operations

JAL Hotels suffered from sluggish overseas hotel operations, but domestic operations continued to perform well. Revenues from the hotel and resort business segment totaled ¥38.3 billion (US$288 million), and operating income was ¥0.1 billion (US$1 million).



AGP Corporation was listed in December 2001.


株式会社JALUX

JALUX Inc. was listed in February 2002.

***1 Nonstop cargo flights to North America**

Establishment of these nonstop cargo flights to North America has expanded the JALCARGO transport network originating at Kansai International Airport, and the convenience of customers using international cargo services in Western Japan and Asia has been substantially upgraded.



***2 Special flights during the New Year's holiday season**

*B777-300 passenger planes were used in special flights to comply with limits on late night and early morning slots at Haneda, and market needs were successfully met by supplementing with B747 special cargo flights and charter flights.




A natural gas vehicle

Approach to global environmental issues

Japan Airlines established its Environmental Committee and began a proactive approach to global environmental issues in 1990. Additionally, its first environmental report was published in 1995, and information disclosure has been enhanced as this report has been available to the public on the Internet site since December 1999.

In addition to a traditional approach by business sectors, the Environmental Committee formulated the JAL Group Medium and Long-Term Plan for Global Environmental Activities. Specifically, there are countermeasures for global warming through reduction of carbon dioxide emissions from planes and energy conservation. The goal is zero emission of industrial waste by FY2010, and no more than 10% of industrial waste will be emitted to the environment. Noise countermeasures, green purchasing, specific chemical material controls, and introduction of low-pollution vehicles and cars with low gas emissions highlight an approach of environmental communications and Company contributions in all sectors.

The JAL Group targets continued harmony between corporate activities and the environment in the 21st century, and a concerted effort will be made to reduce the environmental burden generated from everyday business activities, while adhering to the overriding principle of assuring safe operation.


unicef


The JAL Scholarship program

Social contribution activities

The JAL Group will continue its social contribution activities in air transport with a focus on working in harmony with local society, consideration of the global environment, cultural and artistic activities, and support of persons with disabilities in order to remain a good corporate citizen.

Fund collection activities and volunteer activities with the theme of "Wings of Love" are being conducted as voluntary programs, and planes have "We support UNICEF" collection boxes. Collection of foreign coins for UNICEF and UNICEF card sales in planes also indicate JAL's strong support of UNICEF. Additionally, JAL also cooperates in transport for "emergency medical projects" conducted by the Association of Medical Doctors of Asia (AMDA), a medical volunteer organization.

The JAL Scholarship program, established by JAL in 1975, is a program under which college students from Asia and Oceania are invited for one-month stays in Japan to foster understanding of Japan and environmental consciousness. Activities continue to take place, furthering the ongoing "friendship of Asia and Japan" since inauguration of the program. A total of 1,083 students have been invited to Japan to achieve that objective in the quarter of a century of the program, which has been managed by The JAL Foundation since 1990.

Consolidated operating revenues


(Billions of yen)
2,000
1,500
1,000
500
0
2000
2001
2002

Consolidated operating income


(Billions of yen)
80
55
30
5
-20
2000
2001
2002

Consolidated net income


(Billions of yen)
40
20
0
-20
-40
2000
2001
2002

Operating Environment and Financial Strategy

Conditions remained difficult in the Japanese economy during the term under review. Against a backdrop in which there were no signs of improvement in the employment situation, the sluggishness of both personal consumption and private capital investment persisted, and there was a distinct mood of deflationary recession. Some economic indicators showed a degree of recovery towards the end of the term, but because the terrorist attacks had the effect of accelerating the economic slowdown there, it became impossible to dispel the cloud of uncertainty hanging over the Japanese economy.

In the civil aviation industry too, the harsh situation has continued. In addition to the sluggishness of air cargo transportation caused by the setback in the IT industry, there was a substantial slump in passenger traffic — largely under the impact of the aforementioned terrorist attacks — particularly on international routes.

To respond to this operating environment, JAL has set about strengthening its operating structure and organization, including overall Group functions. Accordingly, its financial strategy involves centralizing the process of raising funds and investing them within the Group, so as to enhance the efficiency with which funds are used and build a truly robust financial structure. As medium-term targets for achieving this goal, the principal management indicator of Return on Equity is set at least 10% on a consolidated basis, and all interest-bearing debts are to be repaid from operating cash flow* within 10 years.

Operating Cash Flow* = Operating Income – Net Interest Expense + Depreciation – Taxes & Dividends + Repayment of Principal Amount for Lease

Results of Operations

Operating revenues

Consolidated operating revenues in the fiscal year ended March 31, 2002, totaled ¥1,608.6 billion (US$12,095 million), down by 5.6% from the previous year. The principal factors behind this were a slump in revenues from passenger operations on international routes, triggered by the events in the United States in September 2001, in addition to a decline in revenues from domestic and international cargo operations, which were buffeted by the downturn in the IT industry.

On a segment basis, excluding intracompany transactions, this consisted of: revenue from air transport operations of ¥1,061.9 billion (US$7,984 million), down 6.0% year-on-year;

JAL Fleet (Consolidated)

March 31, 2002

Type of aircraft	Capacity	Owned	Leased	Total
Boeing 747-400	299-568 seats	32	10	42
Boeing 747LR	350-483 seats	22	5	27
Boeing 747SR	533, 563 seats	3	0	3
Boeing 747F	115 tons	6	4	10
Boeing 767	230-270 seats	17	8	25
Boeing 737	130-167 seats	11	14	25
Boeing 777	389, 470 seats	4	6	10
Douglas MD-11	233-300 seats	2	8	10
Douglas DC-10	264-318 seats	15	0	15
JS31	19 seats	2	1	3
CRJ200	50 seats	0	3	3
Total		114	59	173

Employee Statistics for Japan Airlines and Consolidated Subsidiaries

March 31, 2002

Operations by business segment	Number of employees
Air-transport	19,654
Air-transport related business ("other" segment)	19,301
Travel services	4,819
Hotel and resort operations	2,301
Total	46,075

Note: These figures represent employees in the actual workforce.

Consolidated total assets


(Billions of yen)
2,000
1,500
1,000
500
0
2000
2001
2002

Consolidated total stockholders' equity


(Billions of yen)
280
210
140
70
0
2000
2001
2002

Consolidated long-term debt


(Billions of yen)
1,200
900
600
300
0
2000
2001
2002

revenue from travel services of ¥326.9 billion (US$2,458 million), down 9.2%; and revenue from hotel and resort operations of ¥33.3 billion (US$250 million), down 11.0%; revenue from other operations of ¥186.3 billion (US$1,401 million), up 5.9%. The declines in the areas of air transport and travel services were particularly steep, and were too large to be offset by the growth in revenues from other operations, comprising the credit card and leasing businesses and other peripheral businesses.

In response to the steep decline in revenue resulting from the aftereffects of September 11, JAL took drastic steps to reduce expenses and made major adjustments to flight schedules, among other measures. Thanks to these efforts, operating expenses fell ¥4.5 billion (US$33 million) from the previous term, to ¥1,620.6 billion (US$12,185 million).

Earnings

A consolidated operating loss of ¥11.9 billion (US$89 million) was registered for the term under review, as compared with operating income of ¥78.6 billion (US$591 million) for the previous term.

Breaking down the operating profit (loss) ratio by segment, in the air transport operations segment the loss ratio was 1.3%, representing a fall of 7.0 points year-on-year, while in the travel services segment the loss ratio was 1.5%, down by 1.9 points; both ratios exceeded the overall company loss ratio of 0.7%, but they were offset by the 3.8% operating profit ratio in the other operations segment.

With respect to non-operating income (expenses), as a result of gains from sales of investment securities and of fixed assets, net non-operating expenses decreased by ¥25.5 billion (US$191 million) from the previous year, to ¥21.4 billion (US$161 million). Also contributing to this improvement was the fact that interest expense, the largest component of non-operating expenses, fell by ¥2.1 billion (US$16 million), and the fact that the valuation loss on securities declined from the previous year, when the Company introduced fair value accounting on securities.

The net result of the above was the posting of a loss of ¥36.7 billion (US$276 million), a ¥77.7 billion (US$584 million) deterioration from the previous year.

Liquidity and Capital Resources

Financial Position

Consolidated total assets as of the end of March 2002 stood at ¥1,836.3 billion (US$13,807 million), representing an increase of ¥34.5 billion (US$259 million) from the preceding year-end. The primary factors behind this rise were increases in cash and time deposits and in long-term loans, combined with a rise in other current assets.

On the liabilities side, long and short-term borrowings increased substantially as the result of fund-raising in response to the uncertain financial situation. In consequence, the current ratio rose to 97.5%, up from 92.0% the previous year, reinforcing the Company's financial stability.

Stockholders' equity fell by ¥38.9 billion (US$293 million) from the previous year, to ¥228.6 billion (US$1,719 million), owing to the posting of the net loss of ¥36.7 billion (US$276 million). As a result, the Company's equity ratio declined by 2.4 points year-on-year, to 12.5%.

Consolidated stockholders' equity ratio


(%)
20
15
10
5
0
2000 2001 2002

Consolidated equity per share


(Yen)
200
150
100
50
0
2000 2001 2002

Cash Flows

Net cash flow from operating activities fell by a substantial ¥104.5 billion (US$785 million) from the previous year, to ¥24.5 billion (US$184 million), due to a decline in net income.

Net cash used in investment activities increased by ¥32.3 billion (US$243 million) from ¥19.4 billion (US$145 million) in the previous year, to ¥51.7 billion (US$389 million). The chief components of this were acquisitions of aircraft parts, IT systems investment, and an increase in long-term loans receivable, despite continuing sales of nonbusiness assets.

Net cash inflow from financial activities totaled ¥71.5 billion (US$537 million), representing a change from a net outflow of ¥179.0 billion (US$1,345 million) in the preceding term. This resulted from a substantial increase in procurement of long- and short-term funds prompted by the uncertain situation in the financial sector.

As a result of the above movements, the balance of cash and cash equivalents at the year-end stood at ¥169.0 billion (US$1,270 million), up by ¥47.0 billion (US$353 million) from the year before.

Outlook

Looking ahead to the state of the Japanese economy in the current fiscal year, in spite of signs of brightness in certain economic indicators, the employment situation and the environment for disposable incomes remain bleak, and we believe that a recovery will be a considerable time in arriving.

For the civil aviation industry, it is expected that the aftereffects of the September terrorist attacks in the United States will linger, and competition within the industry will grow fiercer, pointing to the continuation of a harsh operating environment. In view of this, JAL will seek to create a structure that will enable it to generate stable profits, and to this end all operating divisions will work together to expand the earnings base and enhance operating efficiency. These efforts will premised on the goals of maintaining safe and secure operations and of assuring service of the highest quality.

Following the business integration between JAS and JAL, sales for the JAL Group in the year ended March 31, 2003 are projected at ¥2,117.0 billion (US$15,917 million), with net income at ¥22.0 billion (US$165 million).

Consolidated return on equity


(%)
20
10
0
-10
-20
2000 2001 2002

Consolidated earnings per share


(Yen)
30
15
0
-15
-30
2000 2001 2002

Consolidated cash flows


(Billions of yen)
160
70
-20
-110
-200
2000 2001 2002
Net cash provided by operating activities
Net cash used in (provided by) investing activities
Net cash provided by (used in) financing activities

Consolidated Balance Sheets

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

As of March 31,	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. dollars (Note 2) 2002
Assets			
Current assets:			
Cash and time deposits (Note 3)	¥ 119,124	¥ 73,357	$ 895,669
Short-term investments in securities (Note 4)	14,756	48,132	110,947
Accounts receivable (Note 12):			
Trade	202,701	191,173	1,524,067
Unconsolidated subsidiaries and affiliates	11,399	12,081	85,706
Allowance for doubtful accounts	(3,956)	(3,264)	(29,744)
Flight equipment spare parts, at cost	58,308	58,023	438,406
Deferred income taxes (Note 7)	16,027	14,825	120,503
Prepaid expenses and other	125,255	93,437	941,766
Total current assets	543,615	487,767	4,087,330
Investments and advances:			
Unconsolidated subsidiaries and affiliates	36,817	36,474	276,819
Other (Note 4)	108,021	120,181	812,187
Total investments and advances	144,838	156,655	1,089,007
Property and equipment (Notes 5 and 9):			
Flight equipment	1,601,753	1,585,741	12,043,255
Ground property and equipment	712,312	731,486	5,355,729
	2,314,065	2,317,228	17,398,984
Accumulated depreciation	(1,318,841)	(1,277,317)	(9,916,097)
	995,224	1,039,910	7,482,887
Advances on flight equipment purchases and other (Note 12)	35,210	28,716	264,736
Property and equipment, net	1,030,435	1,068,626	7,747,631
Long-term loans (Note 9)	51,172	29,006	384,751
Deferred income taxes (Note 7)	23,723	22,550	178,368
Other assets	42,585	37,249	320,187
	¥1,836,371	¥1,801,855	$13,807,300

The accompanying notes are an integral part of these statements.

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2002	2001	2002
Liabilities and stockholders' equity			
Current liabilities:			
Short-term bank loans (Note 5)	¥ 56,627	¥ 30,443	$ 425,766
Current portion of long-term debt (Notes 5 and 12)	150,796	142,293	1,133,804
Accounts payable (Note 12):			
Trade	157,214	160,932	1,182,060
Construction	15,216	14,205	114,406
Unconsolidated subsidiaries and affiliates	4,721	5,718	35,496
Accrued expenses	55,009	64,032	413,601
Accrued income taxes (Note 7)	2,569	6,907	19,315
Deferred income taxes (Note 7)	54	50	406
Other	115,401	105,351	867,676
Total current liabilities	557,610	529,931	4,192,556
Long-term debt (Notes 5 and 12)	886,178	839,821	6,662,992
Accrued pension and severance costs (Note 6)	102,405	102,677	769,962
Deferred income taxes (Note 7)	534	2,715	4,015
Other noncurrent liabilities	35,040	36,309	263,458
Minority interests	25,943	22,745	195,060
Commitments and contingent liabilities (Notes 8, 9 and 12)			
Stockholders' equity:			
Common stock:			
Authorized: 6,000,000,000 shares			
Issued:1,783,473,439 shares in 2002;			
1,783,473,439 shares in 2001	188,550	188,550	1,417,669
Additional paid-in capital	32,516	32,516	244,481
Retained earnings	11,774	53,552	88,526
Net unrealized gain on other securities, net of taxes (Note 4)	852	3,098	6,406
Translation adjustments	(4,719)	(9,816)	(35,481)
Common stock in treasury, at cost:			
776,483 shares in 2002; 557,995 shares in 2001	(317)	(247)	(2,383)
Total stockholders' equity	228,657	267,654	1,719,225
	¥1,836,371	¥1,801,855	$13,807,300

Consolidated Statements of Operations

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

Years ended March 31.	2002	2001	2000	2002
			Millions of yen	Thousands of U.S. dollars (Note 2)
Operating revenues:				
Passenger:				
Domestic	¥ 324,950	¥ 329,143	¥ 309,531	$ 2,443,233
International	612,727	676,104	610,928	4,606,969
Cargo:				
Domestic	25,903	28,228	28,826	194,759
International	141,952	155,730	151,163	1,067,308
Incidental and other revenues	503,154	514,565	498,065	3,783,112
	1,608,689	1,703,773	1,598,516	12,095,406
Operating expenses (Note 8):				
Flight operations	312,865	315,305	295,639	2,352,368
Maintenance	105,662	94,773	83,820	794,451
Passenger services	108,097	108,247	106,569	812,759
Aircraft and traffic servicing	190,287	186,158	182,535	1,430,729
Sales and advertising	200,299	204,884	192,449	1,506,007
General and administrative	133,097	140,032	135,655	1,000,729
Depreciation and amortization	89,748	91,834	90,410	674,796
Cost of incidental and other expenses	480,554	483,896	466,549	3,613,187
	1,620,614	1,625,133	1,553,628	12,185,067
Operating (loss) income	(11,925)	78,639	44,887	(89,661)
Non-operating income (expenses):				
Interest and dividend income	3,673	4,184	4,732	27,616
Interest expense	(30,198)	(32,335)	(35,377)	(227,052)
Amortization of capitalized bond issuance expenses	(39)	(138)	(422)	(293)
Exchange gain (loss), net	3,354	6,629	(5,600)	25,218
Flight equipment purchase incentives	—	—	3,306	—
Gain on sales of short-term investments in securities	5	14	3,379	37
Gain on sales of flight equipment	685	603	7,701	5,150
Gain on sales of ground property and equipment	5,933	669	5,250	44,609
Gain on sales of investments in securities	13,151	64	16,236	98,879
Gain on sale of investment in a consolidated subsidiary	—	2,105	—	—
Gain on contribution of securities to employee retirement benefit trust	—	1,020	—	—
Loss on revaluation of short-term investments in securities	—	—	(324)	—
Loss on sales of flight equipment	—	(8,173)	(3,387)	—
Loss on disposal of ground property and equipment	(3,414)	(6,322)	(2,285)	(25,669)
Loss on sales of investments in securities	(503)	(501)	—	(3,781)
Loss on revaluation of other investments	(170)	(2,557)	—	(1,278)
Loss on revaluation of investments in securities	(2,643)	(9,187)	(2,337)	(19,872)
Loss on investments in unconsolidated subsidiaries and affiliates	(5,622)	(3,478)	(3,484)	(42,270)
Special termination benefits	(1,204)	(671)	(6,052)	(9,052)
Provision for accrued pension and severance costs	—	(1,035)	(2,861)	—
Equity in (losses) earnings of affiliates	(258)	258	1,980	(1,939)
Other, net	(4,214)	1,873	1,579	(31,684)
	(21,467)	(46,978)	(17,966)	(161,406)
(Loss) income before income taxes and minority interests	(33,392)	31,660	26,922	(251,067)
Income taxes (Note 7):				
Current	6,341	10,873	8,130	47,676
Deferred	(2,860)	(21,718)	(3,109)	(21,503)
	3,481	(10,845)	5,020	26,172
Minority interests	148	(1,484)	(2,161)	1,112
Net (loss) income	¥ (36,725)	¥ 41,021	¥ 19,740	$ (276,127)

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

								Millions of yen
	Number of shares of common stock	Common stock	Additional paid-in capital	Retained earnings (deficit)	Net unrealized gain on other securities, net of taxes (Note 4)	Translation adjustments	Common stock in treasury	Total
Balance at March 31, 1999	1,778,943,439	¥188,323	¥31,808	¥ (3,167)	¥ —	¥ —	¥ (6)	¥216,957
Cumulative effect of adoption of tax-effect accounting				6,893				6,893
Net income for the year ended March 31, 2000				19,740				19,740
Cash dividends				(5,336)				(5,336)
Bonuses to directors and statutory auditors				(43)				(43)
Increase resulting from change in scope of consolidation				7,395				7,395
Decrease resulting from change in scope of consolidation				(7,667)				(7,667)
Other							(37)	(37)
Balance at March 31, 2000	1,778,943,439	188,323	31,808	17,814	—	—	(43)	237,903
Net income for the year ended March 31, 2001				41,021				41,021
Cash dividends				(5,336)				(5,336)
Bonuses to directors and statutory auditors				(33)				(33)
Increase resulting from change in scope of consolidation				167				167
Decrease resulting from change in scope of consolidation				(80)				(80)
Issuance of common stock to stockholders of a subsidiary	4,530,000	226	708					934
Other					3,098	(9,816)	(204)	(6,922)
Balance at March 31, 2001	1,783,473,439	188,550	32,516	53,552	3,098	(9,816)	(247)	267,654
Net loss for the year ended March 31, 2002				(36,725)				(36,725)
Cash dividends				(7,131)				(7,131)
Bonuses to directors and statutory auditors				(44)				(44)
Increase resulting from change in scope of consolidation				2,124				2,124
Other					(2,245)	5,097	(70)	2,781
Balance at March 31, 2002	1,783,473,439	¥188,550	¥32,516	¥11,774	¥ 852	¥(4,719)	¥(317)	¥228,657

							Thousands of U.S. dollars (Note 2)
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gain on other securities, net of taxes (Note 4)	Translation adjustments	Common stock in treasury	Total
Balance at March 31, 2001	$1,417,669	$244,481	$ 402,646	$ 23,293	$(73,804)	$(1,857)	$2,012,436
Net loss for the year ended March 31, 2002			(276,127)				(276,127)
Cash dividends			(53,616)				(53,616)
Bonuses to directors and statutory auditors			(330)				(330)
Increase resulting from change in scope of consolidation			15,969				15,969
Other				(16,879)	38,323	(526)	20,909
Balance at March 31, 2002	$1,417,669	$244,481	$ 88,526	$ 6,406	$(35,481)	$(2,383)	$1,719,225

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

			Millions of yen	Thousands of U.S. dollars (Note 2)
Years ended March 31,	2002	2001	2000	2002
Operating activities:				
(Loss) income before income taxes and minority interests	¥ (33,392)	¥ 31,660	¥ 26,922	$ (251,067)
Adjustments to reconcile (loss) income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	89,748	91,834	90,410	674,796
(Gain) loss on sales of, and loss on revaluation of, short-term investments in securities and investments in securities, net	(10,004)	7,507	(16,884)	(75,218)
Loss (gain) on sales and disposal of ground property and equipment, net	6,616	13,223	(7,311)	49,744
Net provision for accrued pension and severance costs	(358)	1,183	2,927	(2,691)
Interest and dividend income	(3,673)	(4,184)	(4,732)	(27,616)
Interest expense	30,198	32,335	35,377	227,052
Exchange (gain) loss	(436)	(568)	2,017	(3,278)
Equity in losses (earnings) of affiliates	258	(258)	(1,980)	(1,939)
(Increase) decrease in notes and accounts receivable	(6,073)	(29,560)	7,252	(45,661)
Increase in flight equipment spare parts	(239)	(284)	(458)	(1,796)
Decrease in accounts payable	(7,130)	(620)	(11,432)	53,609
Other	(4,859)	23,805	922	(36,533)
Subtotal	60,654	166,073	123,030	456,045
Interest and dividends received	3,893	4,494	5,341	29,270
Interest paid	(29,437)	(31,680)	(35,150)	(221,330)
Income taxes paid	(10,520)	(9,787)	(5,894)	(79,097)
Net cash provided by operating activities	24,589	129,098	87,326	184,879
Investing activities:				
Purchases of time deposits	(1,347)	(24,682)	(1,092)	(10,127)
Proceeds from maturity of time deposits	2,347	26,823	2,379	17,646
Purchases of short-term investment in securities	(654)	(2,821)	(14,494)	(4,917)
Proceeds from sales of short-term investments in securities	695	6,788	23,654	5,225
Purchases of ground property and equipment	(102,839)	(80,271)	(81,151)	(773,225)
Proceeds from sales of ground property and equipment	43,651	8,256	20,734	328,203
Purchases of investments in securities	(1,335)	(7,360)	(6,842)	(10,037)
Proceeds from sales and maturity of investments in securities	16,960	18,471	42,192	127,518
Proceeds from sales of consolidated subsidiaries	3,940	—	—	29,624
Proceeds from sale of a consolidated subsidiary resulting in change in scope of consolidation	1,511	8,393	—	11,360
Addition to long-term loans receivable	(42,276)	(18,819)	(11,883)	(317,864)
Reduction of long-term loans receivable	22,891	15,463	22,939	172,112
Other	4,672	30,348	10,578	35,127
Net cash (used in) provided by investing activities	(51,780)	(19,409)	7,012	(389,323)

Years ended March 31,	2002 (Millions of yen)	2001 (Millions of yen)	2000 (Millions of yen)	2002 (Thousands of U.S. dollars (Note 2))
Financing activities:				
Increase (decrease) in short-term bank loans, net	¥ 33,473	¥ (23,466)	¥ (35,293)	$ 251,676
Proceeds from long-term borrowings	192,750	60,916	91,684	1,449,248
Repayment of long-term borrowings	(87,216)	(143,083)	(127,093)	(655,759)
Proceeds from issuance of bonds	—	—	19,880	—
Redemption of bonds	(60,000)	(67,283)	(30,000)	(451,127)
Proceeds from sales of common stock in treasury	101	481	363	759
Purchases of common stock in treasury	(171)	(447)	(327)	(1,285)
Dividends paid to stockholders of the Company	(7,089)	(5,306)	(5,293)	(53,300)
Dividends paid to minority interests	(379)	(392)	(319)	(2,849)
Other	80	(431)	—	(601)
Net cash provided by (used in) financing activities	71,548	(179,012)	(86,397)	537,954
Effect of exchange rate changes on cash and cash equivalents	1,666	1,583	(568)	12,526
Net increase (decrease) in cash and cash equivalents	46,023	(67,740)	7,372	346,037
Cash and cash equivalents at beginning of year	121,972	189,715	182,938	917,082
Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation	1,030	81	462	7,744
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	—	(84)	(1,058)	—
Cash and cash equivalents at end of year	¥169,027	¥121,972	¥189,715	$1,270,879

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

1. Summary of Significant Accounting Policies

a. Basis of presentation

Japan Airlines Company, Ltd. (the "Company") and its consolidated domestic subsidiaries maintain their accounting records and prepare their financial statements in accordance with accounting principles and practices generally accepted and applied in Japan, and its consolidated foreign subsidiaries, in conformity with those of their countries of domicile. The accompanying consolidated financial statements have been compiled from the consolidated financial statements filed with the financial services agency as required by the Securities and Exchange Law of Japan and include certain additional financial information for the convenience of readers outside Japan. Accordingly, the accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sum of the individual amounts.

Certain amounts previously reported have been reclassified to conform to the current year's classification except for those effected by the adoption of new accounting standards.

b. Principles of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates

The consolidated financial statements include the accounts of the Company and all significant companies controlled directly or indirectly by the Company. Companies over which the Company exercises significant influence in terms of their operating and financial policies have been included in the consolidated financial statements on an equity basis.

The balance sheet date of 28 of the consolidated subsidiaries is December 31, and for 2 of the consolidated subsidiaries, it is January 31. Any significant differences in intercompany accounts and transactions arising from intervening intercompany transactions during the period from January 1 through March 31 and the period from February 1 through March 31 have been adjusted, if necessary.

The differences between the cost and the fair value of the net assets at the dates of acquisition of the consolidated subsidiaries and companies accounted for by the equity method are amortized by the straight-line method over a period of 5 years.

All significant intercompany accounts and transactions and unrealized gain or loss on intercompany accounts and transactions have been eliminated.

c. Securities

Securities, except for investments in unconsolidated subsidiaries and affiliates, are classified as trading securities, held-to-maturity securities or other securities. Trading securities are carried at fair value. Held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with any unrealized gain or loss reported as a separate component of stockholders' equity, net of taxes. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is principally determined by the moving average method.

d. Derivatives

Derivative positions are stated at fair value.

Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized. Foreign receivables and payables are translated at the applicable forward foreign exchange rates if certain conditions are met. In addition, the related interest differential paid or received under interest-rate swaps is recognized over the terms of the swap agreements as interest expense if certain conditions are met.

e. Property and equipment

Property and equipment is stated at cost except as indicated in the following paragraph.

In Japan, companies are permitted under the current tax legislation to defer certain capital gains principally arising from insurance claims, by crediting them to the cost of certain properties. Deferred capital gains at March 31, 2002 and 2001 amounted to ¥10,409 million and ¥10,705 million, respectively.

Depreciation of property and equipment is computed as follows:

Flight equipment:

Aircraft and spare engines:

Boeing 747 (with the exception of Boeing 747-400)	—principally the declining-balance method based on their estimated useful lives
Boeing 747-400	—the straight-line method based on their estimated useful lives
Boeing 767	—principally the straight-line method based on their estimated useful lives
Boeing 777	—the straight-line method based on their estimated useful lives
Boeing 737	—the straight-line method based on their estimated useful lives
Douglas DC-10	—principally the declining-balance method based on their estimated useful lives
Douglas MD-11	—the straight-line method based on their estimated useful lives

Spare parts contained in flight equipment:

—principally the declining-balance method based on each aircraft's or engine's estimated useful life

Ground property and equipment:

—principally the straight-line method

The estimated useful lives are as follows:

Flight equipment over 10 to 22 years

Ground property and equipment over 2 to 65 years

f. Bond issuance expenses

Bond issuance expenses are principally capitalized and amortized over a period of 3 years.

g. Accrued pension and severance costs

To provide for employees' severance indemnities, net period pension cost, which represents the amount recognized as the cost of a pension plan for the year, is accounted for based on the projected benefit obligation and the plan assets. The unrecognized obligation at transition is being amortized by the straight-line method over a period of fifteen years.

The adjustment for actuarial assumptions is being amortized by the straight-line method over a period which is less than the average remaining years (principally fifteen years) of service of the active participants in the plans. Amortization is computed from the fiscal year subsequent to the year in which the adjustment was recorded.

Past service cost is principally charged to income as incurred.

h. Foreign currency accounts

Foreign currency receivables and payables are translated into yen at the applicable year-end exchange rates and translation adjustments are included in current earnings.

Translation adjustments arising from the translation of assets, liabilities, revenues and expenses of the consolidated subsidiaries and affiliates accounted for by the equity method into yen at the applicable year-end exchange rates are included in minority interests and stockholders' equity as a separate component.

i. Passenger revenue

Passenger revenue is principally recognized when the transportation services are rendered.

j. Leases

As lessee

The Company and its consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. At the Company and its domestic subsidiaries, capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

As lessor

Certain consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

k. Appropriation of retained earnings (deficit)

Under the Commercial Code of Japan, the appropriation of retained earnings (deficit) with respect to a financial period is made by resolution of the stockholders at a general meeting held subsequent to the close of the financial period and the accounts for that period do not, therefore, reflect such appropriations.

l. Cash equivalents

The Company and its consolidated subsidiaries define cash equivalents as highly liquid, short-term investments with an original maturity of 3 months or less.

m. New accounting standards

Accounting for financial instruments effective the year ended March 31, 2001

Effective April 1, 2000, the Company and its consolidated subsidiaries adopted a new accounting standard for financial instruments. Under this standard, the financial-component approach has been applied to the transfer and servicing of financial assets and to the extinguishment of liabilities incurred as of or subsequent to April 1, 2000. In addition, securities, except for investments in unconsolidated subsidiaries and affiliates, are classified as trading securities, held-to-maturity securities or other securities and stated based on these three categories. Derivative positions are stated at fair value, and gain or loss on derivatives designated as hedging instruments is permitted to be deferred until the loss or gain on the underlying hedged item is recognized.

The effect of the adoption of this standard was to decrease income before income taxes and minority interests by ¥13,599 million for the year ended March 31, 2001.

Accounting for pension and severance costs effective the year ended March 31, 2001

Effective April 1, 2000, the Company and its consolidated subsidiaries adopted a new accounting standard for pension and severance costs, under which net periodic pension and severance costs are computed, in principle, based on the projected benefit obligation and the pension plan assets.

The effect of the adoption of this standard was to decrease operating income by ¥3,568 million and income before income taxes and minority interests by ¥3,792 million for the year ended March 31, 2001.

Accounting for the translation of foreign currency accounts effective the year ended March 31, 2001

Effective April 1, 2000, the Company and its consolidated subsidiaries adopted a new accounting standard for the translation of foreign currency accounts, under which all foreign currency receivables and payables are translated into yen at the applicable year-end exchange rate and translation adjustments are included in current earnings. The translation adjustments arising from the translation of the assets, liabilities, revenues and expenses of the consolidated subsidiaries and affiliates into yen at the applicable year-end exchange rates are included in minority interests and stockholders' equity as a separate component.

The effect of the adoption of this standard was to increase income before income taxes and minority interests by ¥151 million for the year ended March 31, 2001.

2. U.S. Dollar Amounts

Amounts in U.S. dollars are included solely for the convenience of the reader. The rate of ¥133 = U.S.$1.00, the approximate exchange rate prevailing on March 31, 2002, has been used. The inclusion of such amounts is not intended to imply that yen have been or could be readily converted, realized or settled in U.S. dollars at that or any other rate.

3. Cash and Cash Equivalents

The components of cash and cash equivalents at March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	2002	2001	2002
Cash and time deposits	¥119,124	¥ 73,357	$ 895,669
Time deposits with a maturity of more than three months	(2,197)	(2,877)	(16,518)
Short-term investments in securities with a maturity of three months or less	13,855	47,447	104,172
Short-term investments with a maturity of three months or less	40,393	13,996	303,706
Credit balances of current accounts included in short-term bank loans	(2,149)	(9,951)	(16,157)
	¥169,027	¥121,972	$1,270,879

4. Fair Value of Securities

At March 31, 2002 and 2001, the Company and its consolidated subsidiaries did not possess any securities classified as trading securities or held-to-maturity securities. Securities classified as other securities are included in "short-term investments in securities" and "investments and advances — other" in the accompanying consolidated balance sheets.

The components of unrealized gain or loss on marketable securities classified as other securities at March 31, 2002 and 2001 are summarized as follows:

			Millions of yen
March 31, 2002	Acquisition costs	Carrying value	Unrealized gain (loss)
Unrealized gain:			
Stocks	¥ 7,883	¥12,720	¥4,837
Bonds:			
Government bonds	17	20	2
Corporate bonds	69	71	1
Other	1,467	1,479	12
	9,438	14,292	4,853
Unrealized loss:			
Stocks	12,856	9,592	(3,263)
Bonds:			
Corporate bonds	7,099	6,952	(147)
Other	278	248	(29)
	20,234	16,794	(3,440)
Total	¥29,673	¥31,086	¥1,413

			Thousands of U.S. dollars
March 31, 2002			
Unrealized gain:			
Stocks	$ 59,270	$ 95,639	$36,368
Bonds:			
Government bonds	127	150	15
Corporate bonds	518	533	7
Other	11,030	11,120	90
	70,962	107,458	36,488
Unrealized loss:			
Stocks	96,661	72,120	(24,533)
Bonds:			
Corporate bonds	53,375	52,270	(1,105)
Other	2,090	1,864	(218)
	152,135	126,270	(25,864)
Total	$223,105	$233,729	$10,624

Non-marketable securities classified as other securities at March 31, 2002 amounted to ¥32,666 million ($245,609 thousand).

Proceeds from sales of securities classified as other securities amounted to ¥16,404 million ($123,338 thousand), with an aggregate gain on sales of ¥11,428 million ($85,924 thousand) and an aggregate loss on sales of ¥254 million ($1,909 thousand) for the year ended March 31, 2002.

March 31, 2001	Acquisition costs	Carrying value	Unrealized gain (loss)
			Millions of yen
Unrealized gain:			
Stocks	¥14,767	¥22,316	¥7,548
Bonds:			
Government bonds	183	189	5
Corporate bonds	1,406	1,407	1
Other	874	894	20
	17,231	24,806	7,575
Unrealized loss:			
Stocks	8,074	5,708	(2,365)
Bonds:			
Corporate bonds	7,101	7,031	(69)
Other	1,316	1,271	(45)
	16,493	14,011	(2,481)
Total	¥33,724	¥38,818	¥5,094

Non-marketable securities classified as other securities at March 31, 2001 amounted to ¥68,777 million.

Proceeds from sales of securities classified as other securities amounted to ¥10,424 million, with an aggregate gain on sales of ¥428 million and an aggregate loss on sales of ¥817 million for the year ended March 31, 2001.

The redemption schedule at March 31, 2002 and 2001 for bonds with maturity dates is summarized as follows:

March 31, 2002	Due in one year or less	Due after one year through five years	Due after five years through ten years
			Millions of yen
Government bonds	¥ —	¥ 11	¥ 7
Corporate bonds	2,013	155	5,000
Other	250	—	—
Total	¥2,263	¥166	¥5,007
			Thousands of U.S. dollars
March 31, 2002			
Government bonds	$ —	$ 82	$ 52
Corporate bonds	15,135	1,165	37,593
Other	1,879	—	—
Total	$17,015	$1,248	$37,646
			Millions of yen
March 31, 2001			
Government bonds	¥ —	¥ 181	¥ 7
Corporate bonds	104	2,665	5,000
Other	372	—	—
Total	¥476	¥2,846	¥5,007

5. Short-Term Bank Loans and Long-Term Debt

The weighted average interest rates for short-term bank loans outstanding at March 31, 2002 and 2001 were 0.8% and 1.0%, respectively.

Long-term debt at March 31, 2002 and 2001 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
March 31,	2002	2001	2002
Bonds:			
Bonds in U.S. dollars, due 2003, at 6.625%	¥ 26,845	¥ 26,845	$ 201,842
Euro-yen bonds, due 2001 to 2003, at rates ranging from at 5.6% to 6.9% and at rates varying according to LIBOR	60,000	80,000	451,127
Japanese yen bonds, due 2001 to 2018, at rates ranging from 1.7% to 3.4%	252,350	292,350	1,897,368
Convertible bonds in yen, due 2005, at 1.6%	18,664	18,664	140,330
Loans with collateral, due 2001 to 2020, at rates ranging from 0.95% to 7.91%	346,722	300,740	2,606,932
Loans without collateral	330,810	261,563	2,487,293
Other	1,582	1,950	11,894
	1,036,974	982,114	7,796,796
Less current portion of long-term debt	(150,796)	(142,293)	(1,133,804)
	¥ 886,178	¥839,821	$6,662,992

Convertible bonds, unless previously redeemed, are convertible into shares of common stock of the Company at the following current conversion price:

	Conversion price per share	Conversion period
1.6% convertible bonds in yen due 2005	¥1,751.10	February 1, 1990 — March 30, 2005

The aggregate annual maturities of long-term debt subsequent to March 31, 2002 are summarized as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2003	¥ 150,796	$1,133,804
2004	143,124	1,076,120
2005	112,107	842,909
2006	71,331	536,323
2007 and thereafter	559,616	4,207,639
	¥1,036,974	$7,796,796

A summary of assets pledged as collateral for long-term debt at March 31, 2002 and 2001 is as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	2002	2001	2002
Flight equipment, net of accumulated depreciation	¥369,141	¥385,041	$2,775,496
Investments in unconsolidated subsidiaries and affiliates	20,355	—	153,045
Ground property and equipment, net of accumulated depreciation, and other	195,337	100,882	1,468,699
	¥584,835	¥485,924	$4,397,255

The effective interest rate on bonds in U.S. dollars, due 2003, at 6.625%, which resulted from hedging the bonds with cross-currency interest-rate swaps, was lower than the long-term prime rate in Japan at the issuance date.

6. Accrued Pension and Severance Costs

An employee whose employment is terminated is entitled, in most cases, to pension payments or lump-sum severance indemnities, the amounts of which are determined by reference to the basic rate of pay, length of service and the conditions under which the termination occurs.

The Company and certain significant domestic subsidiaries have established contributory defined benefit pension plans pursuant to the Welfare Pension Insurance Law of Japan, which cover a portion of the governmental welfare pension program, under which the contributions are made jointly by the companies and their employees, and which include an additional portion representing the substituted non-contributory pension plans. In addition, the Company and certain subsidiaries have maintained non-contributory defined pension plans, defined contribution pension plans and lump-sum severance indemnity plans.

As described in Note 1(m), effective April 1, 2000, the Company and its consolidated subsidiaries adopted a new accounting standard for pensions. Under this standard, in order to provide for employees' severance indemnities and pension payments, net periodic pension and severance costs are computed based on the projected benefit obligation and the pension plan assets.

The projected benefit obligation and the funded status including a portion of the governmental welfare pension program are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	2002	2001	2002
Projected benefit obligation	¥(755,037)	¥(708,586)	$(5,676,969)
Plan assets	358,782	350,922	2,697,609
Accrued pension and severance costs	102,405	102,677	769,962
Prepaid pension and severance costs	(224)	(110)	(1,684)
Net unrecognized amount	¥(294,074)	¥(255,096)	$(2,211,082)

In computing the projected benefit obligation, small companies are permitted to adopt several simplifies methods and certain subsidiaries have adopted such methods.

The net unrecognized amounts were as follows:

March 31,	2002 (Millions of yen)	2001 (Millions of yen)	2002 (Thousands of U.S. dollars)
Unrecognized benefit obligation at transition	¥(172,462)	¥(185,800)	$(1,296,706)
Adjustment for actuarial assumptions	(123,585)	(69,295)	(929,210)
Past service cost	1,973	—	14,834
Net unrecognized amount	¥(294,074)	¥(255,096)	$(2,211,082)

The components of net periodic pension and severance costs excluding the employees' contributory portion were as follows:

March 31,	2002 (Millions of yen)	2001 (Millions of yen)	2002 (Thousands of U.S. dollars)
Service cost	¥26,668	¥27,096	$200,511
Interest cost on projected benefit obligation	23,901	22,526	179,706
Expected return on plan assets	(18,186)	(23,176)	(136,736)
Amortization of unrecognized severance benefit obligation at transition	13,425	14,367	100,939
Amortization of adjustment for actuarial assumptions	4,662	—	35,052
Amortization of past service cost	(5,185)	—	(38,984)
Net periodic pension and severance costs	¥45,286	¥40,814	$340,496

Special additional termination benefits, payments for meritorious service and contributions based on the defined contribution pension plans are charged to income as paid.

The assumptions used were as follows:

	2002	2001
Discount rate for obligation at end of each year:	2.5% – 3.5%	3.0% – 3.5%
Expected rate of return on plan assets for each year ended March 31:	1.2% – 6.3%	1.2% – 6.9%

7. Income Taxes

The significant components of deferred tax assets and liabilities and the related valuation allowance at March 31, 2002 and 2001 were as follows:

March 31,	2002 (Millions of yen)	2001 (Millions of yen)	2002 (Thousands of U.S. dollars)
Deferred tax assets:			
Revaluation loss on investments in unconsolidated subsidiaries and affiliates	¥ 15,868	¥ 21,085	$ 119,308
Accrued pension and severance costs	21,446	17,124	161,248
Allowance for bad debts	2,771	5,795	20,834
Accounts payable — trade	2,628	3,740	19,759
Revaluation loss on flight equipment spare parts	2,040	1,941	15,338
Accrued bonuses	3,103	2,383	23,330
Tax loss carryforwards	51,124	37,019	384,390
Other	16,636	15,263	125,082
	115,619	104,350	869,315
Deferred tax liabilities:			
Reserve for special depreciation	(3,650)	(4,486)	(27,443)
Accumulated earnings of consolidated subsidiaries	(2,522)	(2,534)	(18,962)
Net unrealized gain on investments in securities	(622)	(2,124)	(4,676)
Other	(2,928)	(2,218)	(22,015)
	(9,723)	(11,362)	(73,105)
Valuation allowance	(66,734)	(58,378)	(501,759)
Net deferred tax assets	¥ 39,161	¥ 34,610	$ 294,443

A reconciliation between the Japanese statutory tax rate and the Company's effective tax rate for the year ended March 31, 2001 is summarized as follows:

Year ended March 31, 2001	
Japanese statutory tax rate	40.2%
Disallowed expenses, including entertainment expenses	8.1
Non-taxable income, including dividends received	(2.6)
Equity in earnings of unconsolidated subsidiaries and affiliates	(0.3)
Inhabitants' per capita taxes	0.6
Changes in valuation allowance	(80.5)
Other	0.9
The Company's effective tax rate	(33.6)%

The Company is not required to present a reconciliation between the Japanese statutory tax rate and the Company's effective tax rate since the Company posted a loss before income taxes for the year ended March 31, 2002.

8. Leases

As lessee

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property at March 31, 2002 and 2001, and the related depreciation and interest expense for the years ended March 31, 2002 and 2001, which would have been reflected in the consolidated balance sheets and the related consolidated statements of operations if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

Millions of yen

March 31, 2002	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥ 390,140	¥ 15,086	¥ 405,226
Less accumulated depreciation	(219,564)	(11,649)	(231,214)
Net book value	¥ 170,575	¥ 3,436	¥ 174,012

Thousands of U.S. dollars

March 31, 2002			
Acquisition costs	$2,933,383	$113,428	$3,046,812
Less accumulated depreciation	(1,650,857)	(87,586)	(1,738,451)
Net book value	$1,282,518	$ 25,834	$1,308,360

Millions of yen

March 31, 2001			
Acquisition costs	¥444,142	¥17,255	¥461,398
Less accumulated depreciation	(232,116)	(12,262)	(244,379)
Net book value	¥212,025	¥ 4,992	¥217,018

	Millions of yen			Thousands of U.S. dollars
March 31,	2002	2001	2000	2002
Depreciation expense	¥39,607	¥42,152	¥40,245	$297,796
Interest expense	¥ 5,995	¥ 9,023	¥10,203	$ 45,075

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥48,816 million ($367,037 thousand), ¥49,772 million and ¥46,620 million for the years ended March 31, 2002, 2001 and 2000, respectively.

The present value of future rental expenses under capital leases accounted for as operating leases outstanding at March 31, 2002 and 2001 was as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	2002	2001	2002
Within 1 year	¥ 38,417	¥ 43,077	$ 288,849
Over 1 year	148,777	212,871	1,118,624
	¥187,194	¥255,949	$1,407,473

Future rental expenses under operating leases outstanding at March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	2002	2001	2002
Within 1 year	¥ 13,899	¥ 16,820	$104,503
Over 1 year	86,653	91,512	651,526
	¥100,552	¥108,332	$756,030

As lessor

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2002 and 2001, and the related depreciation and interest revenue for the years ended March 31, 2002 and 2001, which would have been reflected in the consolidated balance sheets and the related consolidated statements of operations if direct financing lease accounting had been applied to the capital leases currently accounted for as operating leases:

Millions of yen

March 31, 2002	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥ 348	¥ 3,925	¥4,273
Less accumulated depreciation	(255)	(2,999)	(3,254)
Net book value	¥ 92	¥ 926	¥1,018

Thousands of U.S. dollars

March 31, 2002			
Acquisition costs	$ 2,616	$ 29,511	$ 32,127
Less accumulated depreciation	(1,917)	(22,548)	(24,466)
Net book value	$ 691	$ 6,962	$ 7,654

Millions of yen

March 31, 2001			
Acquisition costs	¥ 348	¥ 4,827	¥ 5,175
Less accumulated depreciation	(220)	(3,308)	(3,528)
Net book value	¥ 127	¥ 1,519	¥ 1,647

March 31,	2002	2001	2000	2002
	Millions of yen			Thousands of U.S. dollars
Depreciation expense	¥711	¥880	¥1,118	$5,345
Interest revenue	¥ 80	¥121	¥ 117	$ 601

Lease revenues relating to direct financing leases accounted for as operating leases amounted to ¥852 million ($6,406 thousand), ¥1,046 million and ¥1,321 million for the years ended March 31, 2002, 2001 and 2000, respectively.

The present value of future rental revenues under direct financing leases accounted for as operating leases outstanding at March 31, 2002 and 2001 were as follows:

March 31,	2002	2001	2002
	Millions of yen		Thousands of U.S. dollars
Within 1 year	¥ 492	¥ 766	$3,699
Over 1 year	610	1,027	4,586
	¥1,103	¥1,794	$8,293

Future rental revenues under operating leases outstanding at March 31, 2002 and 2001 were as follows:

March 31,	2002	2001	2002
	Millions of yen		Thousands of U.S. dollars
Within 1 year	¥96	¥ 376	$721
Over 1 year	—	1,624	—
	¥96	¥2,001	$721

9. Commitments and Contingent Liabilities

Commitments outstanding at March 31, 2002 for the purchases of significant property and equipment amounted to ¥722,743 million ($5,434,157 thousand).

The Company leases aircraft, office space, hotel facilities, warehouses and office equipment. These leases are customarily renewed upon expiration.

At March 31, 2002, contingent liabilities for guarantees, principally for unconsolidated subsidiaries, affiliates and employees, amounted to ¥13,647 million ($102,609 thousand). At March 31, 2002, contingent liabilities for commitments such as guarantees, keep-well agreements and others, principally for unconsolidated subsidiaries, affiliates and employees, amounted to ¥2,835 million ($21,315 thousand).

In addition, at March 31, 2002, the Company was liable under debt assumption agreements for the in-substance defeasance of certain bonds in the aggregate amount of ¥50,000 million ($375,939 thousand).

A consolidated subsidiary provides commitment line facility as a part of its financing activity. The amount of the facility provided, used and unused at March 31, 2002 are ¥640 million, nil and ¥640 million, respectively.

10. Amounts Per Share

Net (loss) income per share and diluted net income per share have been computed based on the weighted average number of shares of common stock outstanding during each year.

Year ended March 31,	2002	2001	2000	2002
	Yen			U.S. dollars
Net (loss) income	¥(20.60)	¥23.06	¥11.10	$(0.154)
Diluted net income	¥ —	¥23.02	¥11.10	$ —

Diluted net income has not been presented for the year ended March 31, 2002 since the Company posted a net loss.

Net assets per share have been computed based on the number of shares of common stock outstanding at each balance sheet date.

March 31,	2002	2001	2002
	Yen		U.S. dollars
Net assets	¥128.27	¥150.12	$0.964

11. Segment Information

The Company and its consolidated subsidiaries conduct worldwide operations in air transportation, travel services, hotel and resort operations, card and lease operations, trading and other airline-related business. This segmentation has been made for internal management purposes. Businesses other than the air transportation business, travel services, and hotel and resort operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, have been included in "Other."

a. Business segment information

Business segment information of the Company and its consolidated subsidiaries for the years ended March 31, 2002, 2001 and 2000 is summarized as follows:

Millions of yen

Year ended March 31, 2002	Air transportation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
Sales to outside parties	¥1,061,954	¥326,991	¥33,355	¥186,387	¥1,608,689	¥ —	¥1,608,689
Intra-group sales and transfers	174,054	33,004	4,975	239,550	451,585	(451,585)	—
Total	1,236,009	359,996	38,331	425,937	2,060,275	(451,585)	1,608,689
Operating expenses	1,249,682	365,065	38,147	418,818	2,071,714	(451,100)	1,620,614
Operating (loss) income	¥ (13,673)	¥ (5,068)	¥ 183	¥ 7,118	¥ (11,439)	¥ (485)	¥ (11,925)
Depreciation and amortization	¥ 72,254	¥ 1,219	¥ 2,707	¥ 14,758	¥ 90,939	¥ (1,190)	¥ 89,748
Capital expenditures	¥ 89,983	¥ 1,883	¥ 1,858	¥ 12,331	¥ 106,056	¥ (1,972)	¥ 104,084
Identifiable assets	¥1,418,869	¥ 72,106	¥81,847	¥442,450	¥2,015,274	¥(178,902)	¥1,836,371

Thousands of U.S. dollars

Year ended March 31, 2002							
Sales to outside parties	$ 7,984,616	$2,458,578	$250,789	$1,401,406	$12,095,406	$ —	$12,095,406
Intra-group sales and transfers	1,308,676	248,150	37,406	1,801,127	3,395,375	(3,395,375)	—
Total	9,293,300	2,706,736	288,203	3,202,533	15,490,789	(3,395,375)	12,095,406
Operating expenses	9,396,105	2,744,849	286,819	3,149,007	15,576,796	(3,391,729)	12,185,067
Operating (loss) income	$ (102,804)	$ (38,105)	$ 1,375	$ 53,518	$ (86,007)	$ (3,646)	$ (89,661)
Depreciation and amortization	$ 543,263	$ 9,165	$ 20,353	$ 110,962	$ 683,751	$ (8,947)	$ 674,796
Capital expenditures	$ 676,563	$ 14,157	$ 13,969	$ 92,714	$ 797,413	$ (14,827)	$ 782,586
Identifiable assets	$10,668,187	$ 542,150	$615,390	$3,326,691	$15,152,436	$(1,345,127)	$13,807,300

Millions of yen

Year ended March 31, 2001							
Sales to outside parties	¥1,130,213	¥360,042	¥37,497	¥176,019	¥1,703,773	¥ —	¥1,703,773
Intra-group sales and transfers	191,683	7,116	5,350	245,316	449,466	(449,466)	—
Total	1,321,896	367,158	42,847	421,336	2,153,239	(449,466)	1,703,773
Operating expenses	1,257,873	365,641	40,433	407,270	2,071,219	(446,085)	1,625,133
Operating income	¥ 64,023	¥ 1,517	¥ 2,413	¥ 14,065	¥ 82,020	¥ (3,380)	¥ 78,639
Depreciation and amortization	¥ 72,902	¥ 924	¥ 3,046	¥ 16,562	¥ 93,436	¥ (1,601)	¥ 91,834
Capital expenditures	¥ 69,803	¥ 2,380	¥ 1,726	¥ 6,261	¥ 80,171	¥ (1,502)	¥ 78,669
Identifiable assets	¥1,396,110	¥ 76,287	¥91,409	¥423,037	¥1,986,844	¥(184,988)	¥1,801,855

Millions of yen

Year ended March 31, 2000							
Sales to outside parties	¥1,058,191	¥345,330	¥35,578	¥159,415	¥1,598,516	¥ —	¥1,598,516
Intra-group sales and transfers	165,290	4,830	5,382	228,624	404,127	(404,127)	—
Total	1,223,481	350,160	40,961	388,040	2,002,644	(404,127)	1,598,516
Operating expenses	1,190,686	347,699	39,227	377,618	1,955,232	(401,603)	1,553,628
Operating income	¥ 32,795	¥ 2,460	¥ 1,733	¥ 10,422	¥ 47,411	¥ (2,524)	¥ 44,887
Depreciation and amortization	¥ 69,427	¥ 1,059	¥ 3,514	¥ 17,933	¥ 91,935	¥ (1,525)	¥ 90,410
Capital expenditures	¥ 72,661	¥ 2,020	¥ 2,006	¥ 5,396	¥ 82,085	¥ (933)	¥ 81,151
Identifiable assets	¥1,396,578	¥ 71,308	¥91,703	¥493,543	¥2,053,134	¥(141,956)	¥1,911,177

b. Operating revenues from foreign operations

Operating revenues from foreign operations, which include international passenger and cargo services of the Company and two domestic subsidiaries, export sales of domestic subsidiaries, and sales of subsidiaries outside Japan, for the years ended March 31, 2002, 2001 and 2000 were as follows:

Millions of yen

Year ended March 31, 2002	Asia and Oceania	North and South America	Europe	Total
Operating revenues from foreign operations	¥385,755	¥302,981	¥188,233	¥ 876,970
Consolidated operating revenues				¥1,608,689
Operating revenues from foreign operations as a percentage of consolidated operating revenues	24.0%	18.8%	11.7%	54.5%

Thousands of U.S. dollars

Year ended March 31, 2002				
Operating revenues from foreign operations	$2,900,413	$2,278,052	$1,415,285	$ 6,593,759
Consolidated operating revenues				$12,095,406
Operating revenues from foreign operations as a percentage of consolidated operating revenues	24.0%	18.8%	11.7%	54.5%

Millions of yen

Year ended March 31, 2001				
Operating revenues from foreign operations	¥405,303	¥364,994	¥211,779	¥ 982,076
Consolidated operating revenues				¥1,703,773
Operating revenues from foreign operations as a percentage of consolidated operating revenues	23.8%	21.4%	12.4%	57.6%

Millions of yen

Year ended March 31, 2000				
Operating revenues from foreign operations	¥366,822	¥310,186	¥190,915	¥ 867,925
Consolidated operating revenues				¥1,598,516
Operating revenues from foreign operations as a percentage of consolidated operating revenues	22.9%	19.4%	11.9%	54.3%

c. Geographic information

For the years ended March 31, 2002, 2001 and 2000, operating revenues from operations in Japan represented more than 90% of consolidated operating revenues. As a result, geographic information is not required to be disclosed in accordance with accounting principles generally accepted in Japan.

12. Derivatives and Hedging Activities

The Company and its consolidated subsidiaries have utilized forward foreign exchange, currency options, currency swap, interest rate swap and interest rate option contracts to hedge certain foreign currency transactions related to foreign purchase commitments, principally of flight equipment and foreign accounts receivable and payable, on a consistent basis. The Company and its consolidated subsidiaries have also utilized interest-rate and currency swaps and forward foreign exchange contracts to minimize the impact of foreign exchange and interest-rate movements related to their outstanding debt on their operating results. The Company has also entered into a variety of swaps and options in its management of risk exposure related to the commodity prices of fuel.

The Company enters into hedging transactions in accordance with the internal guidelines and strategies established by the Company's management. The routine operations of the department which is responsible for hedging transactions have been examined by other departments. Gain and loss on hedging instruments and the assessment of hedge effectiveness, which is performed both at the inception and on an ongoing basis, are reported at meetings of the related department managers on a timely basis. The consolidated subsidiaries have adopted the same procedures for hedging transactions as the Company has.

As described in Note 1(m), effective April 1, 2000, the Company and its consolidated subsidiaries adopted a new accounting standard for financial instruments. Under this standard, derivatives positions are stated at fair value except that gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized.

13. Subsequent Event

On April 26, 2002, a resolution was approved at a meeting of the Company's Board of Directors to establish a holding company (hereinafter, the "New Corporation") with Japan Air System Co., Ltd. (JAS) by means of the share transfer facility provided in the Commercial Code of Japan and for the Company and JAS to be 100%-owned subsidiaries of the New Corporation. On the same date, the Company and JAS signed a business combination agreement. Further, at the 52nd annual stockholders' meeting held on June 27, 2002, the stockholders approved a resolution to enter into this agreement.

a. Purpose of the share transfer

The Company and JAS need to secure a stable business base in order to play an important role in the Japanese air transportation industry as one of the largest air transportation companies in the world. The business combination between the Company whose core business is international flight, and JAS whose core business is domestic flight, will achieve a good balance between the international flight business and the domestic flight business, which will result in stable business operations for both.

Further, through this business combination, the Company and JAS aim to render better services to the customers than ever before and to improve both the corporate value and the stockholders' value.

b. Outline of the share transfer

(1) The scheduled date for the shares to be transferred is October 1, 2002.

(2) The number and type of shares to be issued in the share transfer.

1,980,465,250 shares of common stock plus shares of common stock which are to be issued from conversion of the Company's convertible bonds during the period from April 1, 2002 to the day before the scheduled date of the share transfer.

(3) The number of the New Company's shares of common stock to be issued for the Company's and JAS's stockholders':

The Company's stockholders:

1 share of the Company is to be exchanged for 9 shares of the New Company.

JAS's stockholders:

1 share of JAS is to be exchanged for 1 share of the New Company.

(4) No cash will be distributed as part of the share transfer.

c. Outline of New Company

(1) Corporate name: Japan Airlines System Corporation

(2) Business description:

The New Company acts as a holding company for the companies involved in the air transport business and the air transport-related business and also controls and manages the operations of the companies which it owns.

(3) Head office

15-1, Kohnan 2-chome, Minato-ku, Tokyo

(4) Capital and additional paid-in capital

Capital:	¥100 billion
Additional paid-in capital:	The sum of stockholders' equity of the Company and JAS, net of the capital above.

d. Outline of JAS

(1) Description of core business: Air transportation business

(2) Head office: 5-1, Hanedakukou 3-chome, Ohta-ku, Tokyo

(3) President: Hiromi Funabiki

(4) Capital: ¥23,486 million

(5) Assets, liability, stockholders' equity and minority interests on a non-consolidated basis at March 31, 2002:

Assets	¥443,017 million
Liabilities	¥416,404 million
Stockholders' equity	¥ 26,612 million

(6) Revenue and net income on a non-consolidated basis for the year ended March 31, 2002:

Revenue	¥360,635 million
Net income	¥ 525 million

Report of Certified Public Accountants

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

The Board of Directors
Japan Airlines Company, Ltd.

We have examined the consolidated balance sheets of Japan Airlines Company, Ltd. and its consolidated subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2002, all expressed in yen. Our examinations were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying consolidated financial statements, expressed in yen, present fairly the consolidated financial position of Japan Airlines Company, Ltd. and its consolidated subsidiaries at March 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As described in Note 1 to the consolidated financial statements, Japan Airlines Company, Ltd. and its consolidated subsidiaries have adopted new accounting standards for financial instruments, pension and severance costs and the translation of foreign currency accounts effective the year ended March 31, 2001 in the preparation of their consolidated financial statements.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2002 are presented solely for convenience. Our examination also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the consolidated financial statements.

Shin Nihon & Co.

June 27, 2002

See Note 1 to the consolidated financial statements which explains the basis of preparation of the consolidated financial statements of Japan Airlines Company, Ltd. and its consolidated subsidiaries under Japanese accounting principles and practices.

Non-Consolidated Balance Sheets

Japan Airlines Company, Ltd.

As of March 31,	Millions of yen 2002	2001	Thousands of U.S. dollars (Note 2) 2002
Assets			
Current assets:			
Cash and time deposits	¥ 64,565	¥ 19,082	$ 485,451
Short-term investments in securities	13,818	39,627	103,894
Accounts receivable:			
Trade	117,891	107,813	886,398
Subsidiaries and affiliates	59,839	57,233	449,917
Allowance for doubtful accounts	(664)	(695)	(4,992)
Flight equipment spare parts, at cost	55,792	55,308	419,488
Deferred income taxes (Note 3)	10,372	10,448	77,984
Prepaid expenses and other	63,548	62,437	477,804
Total current assets	385,164	351,255	2,895,969
Investments and advances:			
Subsidiaries and affiliates (Note 7)	127,667	131,228	959,902
Other	69,824	75,894	524,992
Total investments and advances	197,492	207,122	1,484,902
Property and equipment (Note 6):			
Flight equipment	1,343,508	1,331,943	10,101,563
Ground property and equipment	421,640	444,975	3,170,225
	1,765,149	1,776,919	13,271,796
Accumulated depreciation	(995,288)	(963,333)	(7,483,368)
	769,860	813,585	5,788,421
Advances on flight equipment purchases and other	34,755	20,663	261,315
Property and equipment, net	804,616	834,249	6,049,744
Long-term loans (Note 6)	48,737	25,230	366,443
Deferred income taxes (Note 3)	12,470	10,972	93,759
Other assets	31,620	26,038	237,744
	¥1,480,101	¥1,454,868	$11,128,578

The accompanying notes are an integral part of these statements.

	Millions of yen 2002	2001	Thousands of U.S. dollars (Note 2) 2002
Liabilities and stockholders' equity			
Current liabilities:			
Current portion of long-term debt	¥ 104,105	¥ 107,798	$ 782,744
Accounts payable:			
Trade	105,406	105,563	792,526
Construction	11,911	10,773	89,556
Subsidiaries and affiliates	47,302	51,442	355,654
Accrued expenses	37,329	37,860	280,669
Accrued income taxes (Note 3)	40	120	300
Other	88,567	86,772	665,917
Total current liabilities	394,664	400,330	2,967,398
Long-term debt	748,928	622,591	5,631,037
Accrued pension and severance costs	79,942	82,380	601,067
Reserve for loss on investments in subsidiaries and affiliates	10,595	4,384	79,661
Other noncurrent liabilities	15,284	70,329	114,917
Commitments and contingent liabilities (Notes 5 and 6)			
Stockholders' equity (Note 4):			
Common stock:			
Authorized: 6,000,000,000 shares			
Issued: 1,783,473,439 shares in 2002;			
1,783,473,439 shares in 2001	188,550	188,550	1,417,669
Additional paid-in capital	32,516	32,516	244,481
Legal reserve	1,782	1,068	13,398
Retained earnings	7,052	49,774	53,022
Net unrealized gain on other securities, net of taxes (Note 7)	861	2,942	6,473
Common stock in treasury, at cost:			
232,883 shares in 2002	(77)	—	(578)
Total stockholders' equity	230,685	274,852	1,734,473
	¥1,480,101	¥1,454,868	$11,128,578

Non-Consolidated Statements of Operations

Japan Airlines Company, Ltd.

Years ended March 31,	2002	2001	2000	2002
			Millions of yen	Thousands of U.S. dollars (Note 2)
Operating revenues:				
Passenger:				
Domestic	¥ 280,977	¥ 289,907	¥ 275,826	$2,112,609
International	576,385	639,152	580,057	4,333,721
Cargo:				
Domestic	23,840	26,268	27,068	179,248
International	133,656	146,853	143,171	1,004,932
Incidental and other revenues	154,639	155,057	141,557	1,162,699
	1,169,499	1,257,239	1,167,681	8,793,225
Operating expenses (Note 5):				
Flight operations	361,369	365,872	322,591	2,717,060
Maintenance	110,501	99,877	95,989	830,834
Passenger services	131,065	135,073	137,859	985,451
Aircraft and traffic servicing	222,046	218,627	222,143	1,669,518
Sales and advertising	180,778	199,452	184,036	1,359,233
General and administrative	37,152	42,034	38,511	279,338
Depreciation and amortization	64,671	63,910	63,721	486,248
Cost of incidental and other expenses	78,275	76,452	74,072	588,533
	1,185,859	1,201,301	1,138,926	8,916,233
Operating (loss) income	(16,360)	55,938	28,754	(123,007)
Non-operating income (expenses):				
Interest and dividend income	3,453	4,124	4,481	25,962
Interest expense	(27,109)	(27,997)	(30,352)	(203,827)
Amortization of capitalized bond issuance expenses	(39)	(138)	(422)	(293)
Exchange gain (loss), net	2,111	2,978	(4,701)	15,872
Flight equipment purchase incentives	—	—	3,306	—
Gain on sales of short-term investments in securities	—	3	4,903	—
Gain on sales of flight equipment	1,138	403	6,370	8,556
Gain on sales of ground property and equipment	5,904	538	1,938	44,390
Gain on sales of investments in securities	11,412	—	23,400	85,804
Gain on sales of investments in subsidiaries	1,302	—	—	9,789
Loss on revaluation of short-term investments in securities	—	—	324	—
Loss on disposal of flight equipment	(7,762)	(8,145)	—	(58,360)
Loss on disposal of ground property and equipment	(2,277)	(1,897)	(1,604)	(17,120)
Loss on operations of a subsidiary	—	(2,300)	—	—
Loss on revaluation of investments in securities	(2,211)	(8,028)	(1,590)	(16,624)
Loss on revaluation of investments in subsidiaries and affiliates	—	(1,765)	(16,830)	—
Loss on revaluation of other investments	—	(1,465)	—	—
Provision for loss on investments in subsidiaries and affiliates	(6,267)	(1,900)	(7,511)	(47,120)
Special termination benefits	(920)	(669)	(6,052)	(6,917)
Other, net	3,035	1,733	(3,533)	22,819
	(18,231)	(44,525)	(27,873)	(137,075)
(Loss) income before income taxes	(34,592)	11,412	881	(260,090)
Income taxes (Note 3):				
Current	282	305	175	2,120
Deferred	—	(17,673)	6,362	—
	282	(17,367)	6,537	2,120
Net (loss) income	¥ (34,874)	¥ 28,780	¥ (5,655)	$ (262,210)

The accompanying notes are an integral part of these statements.

Non-Consolidated Statements of Stockholders' Equity (Note 4)

Japan Airlines Company, Ltd.

								Millions of yen
	Number of shares of common stock	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Net unrealized gain on other securities, net of taxes (Note 7)	Common stock in treasury	Total
Balance at March 31, 1999	1,778,943,439	¥188,323	¥31,808	¥ —	¥ 26,282	¥ —	¥ —	¥246,415
Cumulative effect of adoption of tax-effect accounting					12,109			12,109
Net loss for the year ended March 31, 2000					(5,655)			(5,655)
Legal reserve				534	(534)			—
Cash dividends (¥3 per share)					(5,336)			(5,336)
Balance at March 31, 2000	1,778,943,439	188,323	31,808	534	26,865	—	—	247,531
Net income for the year ended March 31, 2001					28,780			28,780
Legal reserve				534	(534)			—
Cash dividends (¥3 per share)					(5,336)			(5,336)
Issuance of common stock to stockholders of a subsidiary	4,530,000	226	708					934
Other						2,942	—	2,942
Balance at March 31, 2001	1,783,473,439	188,550	32,516	1,068	49,774	2,942	—	274,852
Net loss for the year ended March 31, 2002					(34,874)			(34,874)
Legal reserve				714	(714)			—
Cash dividends (¥4 per share)					(7,133)			(7,133)
Other						(2,080)	(77)	(2,158)
Balance at March 31, 2002	1,783,473,439	¥188,550	¥32,516	¥1,782	¥ 7,052	¥ 861	¥(77)	¥230,685

							Thousands of U.S. dollars (Note 2)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Net unrealized gain on other securities, net of taxes (Note 7)	Common stock in treasury	Total
Balance at March 31, 2001	$1,417,669	$244,481	$ 8,030	$ 374,240	$ 22,120	$ —	$2,066,556
Net loss for the year ended March 31, 2002				(262,210)			(262,210)
Legal reserve			5,368	(5,368)			—
Cash dividends ($0.03 per share)				(53,631)			(53,631)
Other					(15,639)	(578)	(16,225)
Balance at March 31, 2002	$1,417,669	$244,481	$13,398	$ 53,022	$ 6,473	$(578)	$1,734,473

The accompanying notes are an integral part of these statements.

1. Summary of Significant Accounting Policies

a. Basis of presentation

The accompanying non-consolidated financial statements are prepared on the basis of the same accounting policies as those discussed in Note 1 to the consolidated financial statements except that investments in subsidiaries and affiliates are stated at cost.

The Company maintains its accounting records and prepares its financial statements in accordance with accounting principles and practices generally accepted and applied in Japan. The accompanying non-consolidated financial statements have been compiled from the non-consolidated financial statements filed with the financial services agency as required by the Securities and Exchange Law of Japan and include certain additional financial information for the convenience of readers outside Japan. Accordingly, the accompanying non-consolidated financial statements are not intended to present the non-consolidated financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Certain amounts previously reported have been reclassified to conform to the current year's classification except for the adoption of new accounting standards.

b. New accounting standards

Accounting for financial instruments effective the year ended March 31, 2001

Effective April 1, 2000, the Company adopted a new accounting standard for financial instruments. Under this standard, the financial-component approach has been applied to the transfers and servicing of financial assets and to the extinguishment of liabilities incurred as of or subsequent to April 1, 2000. In addition, securities except for investments in subsidiaries and affiliates are classified as trading securities, held-to-maturity securities or other securities and stated based on these three categories. Derivative positions are stated at fair value, and gain or loss on derivatives designated as hedging instruments is permitted to be deferred until loss or gain on the underlying hedged item is recognized.

The effect of the adoption of this standard was to decrease income before income taxes by ¥10,640 million for the year ended March 31, 2001.

Accounting for pension and severance costs effective the year ended March 31, 2001

Effective April 1, 2000, the Company adopted a new accounting standard for pension and severance costs, under which net periodic pension and severance costs are computed based on the projected benefit obligation and the pension plan assets.

The effect of the adoption of this standard was to decrease operating income by ¥2,008 million and income before income taxes by ¥829 million for the year ended March 31, 2001.

Accounting for the translation of foreign currency accounts effective the year ended March 31, 2001

Effective April 1, 2000, the Company adopted a new accounting standard for the translation of foreign currency accounts, under which all foreign currency receivables and payables are translated into yen at the applicable year-end exchange rates and translation adjustments are included in current earnings.

The effect of the adoption of this standard was to increase income before income taxes by ¥49 million for the year ended March 31, 2001.

2. U.S. Dollar Amounts

The same method of translating yen amounts into U.S. dollar amounts as that described in Note 2 to the consolidated financial statements has been followed.

3. Income Taxes

The significant components of deferred tax assets and liabilities and the related valuation allowance at March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	2002	2001	2002
Deferred tax assets:			
Revaluation loss on investments in subsidiaries and affiliates	¥13,626	¥17,809	$102,451
Accrued pension and severance costs	15,042	12,217	113,097
Reserve for loss on investments in subsidiaries and affiliates	4,472	—	33,624
Accounts payable - trade	2,628	3,740	19,759
Revaluation loss on flight equipment spare parts	1,791	1,836	13,466
Tax loss carryforwards	18,415	4,958	138,458
Other	2,778	4,997	20,887
Deferred tax liabilities:			
Reserve for special depreciation	(3,301)	(4,051)	(24,819)
Net unrealized gain on investments in securities	(578)	(2,046)	(4,345)
	54,872	39,463	412,571
Valuation allowance	(32,030)	(18,043)	(240,827)
Net deferred tax assets	¥22,842	¥21,420	$171,744

A reconciliation between the Japanese statutory tax rate and the Company's effective tax rates for the year ended March 31, 2001 was as follows:

Year ended March 31, 2001	
Japanese statutory tax rate	40.2%
Disallowed expenses, including entertainment expenses	13.8
Non-taxable income, including dividends received	(4.6)
Inhabitants' per capita taxes	2.8
Changes in valuation allowance	(204.4)
The Company's effective tax rate	(152.2)%

The Company is not required to present a reconciliation between the Japanese statutory tax rate and the Company's effective tax rate since the Company posted a loss before income taxes for the year ended March 31, 2002.

4. Shareholders' Equity

On October 1, 2001, an amendment (the "Amendment") to the Commercial Code of Japan ("Code") became effective. The Amendment eliminates the stated par value of the Company's outstanding shares which resulted in all outstanding shares having no par value as of October 1, 2001. The Amendment also provides that all share issuances after September 30, 2001 will be of shares with no par value. Before the date on which Amendment became effective, the Company's shares had a par value of ¥50 per share.

The Code provides that an amount equal to at least 10% of the amount to be disbursed as a distribution of earnings be appropriated to the legal reserve until the total of such reserve and the additional paid-in capital account equals 25% of the common stock account. The legal reserve may be used to reduce or eliminate a deficit or may be transferred to stated capital through suitable stockholders' or directors' action but is not available for the payment of dividends. The Code also provides that, to the extent that the sum of additional paid-in capital and the legal reserve exceed 25% of the common stock account, the amount of any such excess is available for appropriation by resolution of the shareholders.

The Amendment further provides that stock in treasury which was included in "Short-term investments in securities" in the previous year will be presented as a separate component of stockholder's equity effective the year ended March 31, 2002. At March 31, 2001, the amount of stock in treasury included in "Short-term investment in securities" was ¥7 million (14,395 shares).

5. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property at March 31, 2002 and 2001, and the related depreciation expense and interest expense for the years ended March 31, 2002 and 2001, respectively, which would have been reflected in the non-consolidated balance sheets and the related non-consolidated statements of operations if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

Millions of yen

March 31, 2002	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥428,563	¥18,627	¥447,190
Less accumulated depreciation	251,140	15,851	266,991
Net book value	¥177,423	¥ 2,775	¥180,198

Thousands of U.S. dollars

March 31, 2002			
Acquisition costs	$3,222,278	$140,052	$3,362,330
Less accumulated depreciation	1,888,270	119,180	2,007,451
Net book value	$1,334,007	$ 20,864	$1,354,872

Millions of yen

March 31, 2001			
Acquisition costs	¥493,906	¥22,723	¥516,629
Less accumulated depreciation	262,944	17,144	280,089
Net book value	¥230,962	¥ 5,578	¥236,540

	Millions of yen			Thousands of U.S. dollars
Year ended March 31,	2002	2001	2000	2002
Depreciation expense	¥43,472	¥47,608	¥45,987	$326,857
Interest expense	¥ 6,743	¥10,676	¥12,206	$ 50,699

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥53,760 million ($404,210 thousand), ¥56,134 million and ¥53,612 million for the years ended March 31, 2002, 2001 and 2000, respectively.

The present value of future rental expenses under capital leases accounted for as operating leases outstanding at March 31, 2002 and 2001 was as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	2002	2001	2002
Within 1 year	¥ 41,617	¥ 48,084	$ 312,909
Over 1 year	154,486	234,153	1,161,548
	¥196,103	¥282,237	$1,474,458

Future rental expenses under operating leases outstanding at March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	2002	2001	2002
Within 1 year	¥ 7,924	¥10,505	$ 59,578
Over 1 year	38,051	42,353	286,097
	¥45,975	¥52,858	$345,676

6. Commitments and Contingent Liabilities

Commitments outstanding at March 31, 2002 for the purchases of significant property and equipment amounted to ¥722,230 million ($5,430,300 thousand).

At March 31, 2002, contingent liabilities for guarantees, principally for subsidiaries, affiliates and employees, amounted to ¥14,355 million ($107,932 thousand). At March 31, 2002, contingent liabilities for commitments such as guarantees, keep-well agreements and others, principally for subsidiaries, affiliates and employees, amounted to ¥37,077 million ($278,774 thousand).

In addition, at March 31, 2002, the Company was liable under debt assumption agreements for the in-substance defeasance of certain bonds in the aggregate amount of ¥50,000 million ($375,939 thousand).

7. Fair Value of Investments in Subsidiaries and Affiliates

Investments in subsidiaries and affiliates are stated at cost. Net unrealized gain or loss on investments in marketable securities of subsidiaries and affiliates at March 31, 2002 and 2001 is summarized as follows:

			Millions of yen
March 31, 2002	Carrying value	Estimated fair value	Unrealized gain (loss)
Investments in subsidiaries	¥2,901	¥6,142	¥ 3,240
Investments in affiliates	¥8,411	¥6,363	¥(2,047)

			Thousands of U.S. dollars
March 31, 2002			
Investments in subsidiaries	$21,812	$46,180	$ 24,360
Investments in affiliates	$63,240	$47,842	$(15,390)

			Millions of yen
March 31, 2001			
Investments in affiliates	¥8,411	¥6,380	¥(2,031)

8. Amounts Per Share

Amounts per share have been computed by the same method as that described in Note 10 to the consolidated financial statements and are summarized as follows:

			Yen	U.S. dollars
Year ended March 31,	2002	2001	2000	2002
Net (loss) income	¥(19.56)	¥16.18	¥(3.18)	$(0.147)
Diluted net income	—	16.18	—	—

		Yen	U.S. dollars
March 31,	2002	2001	2002
Net assets	¥129.36	¥154.11	$0.972

9. Subsequent Event

Refer to Note 13 to the consolidated financial statements.

Report of Certified Public Accountants

Japan Airlines Company, Ltd.

The Board of Directors
Japan Airlines Company, Ltd.

We have examined the non-consolidated balance sheets of Japan Airlines Company, Ltd. as of March 31, 2002 and 2001, and the related non-consolidated statements of operations and stockholders' equity for each of the three years in the period ended March 31, 2002, all expressed in yen. Our examinations were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying non-consolidated financial statements, expressed in yen, present fairly the financial position of Japan Airlines Company, Ltd. at March 31, 2002 and 2001, and the results of its operations for each of the three years in the period ended March 31, 2002 in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As described in Note 1 to the non-consolidated financial statements, Japan Airlines Company, Ltd. has adopted new accounting standards for financial instruments, pension and severance costs and the translation of foreign currency accounts effective the year ended March 31, 2001 in the preparation of its non-consolidated financial statements.

The U.S. dollar amounts in the accompanying non-consolidated financial statements with respect to the year ended March 31, 2002 are presented solely for convenience. Our examination also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the non-consolidated financial statements.



June 27, 2002

See Note 1 to the financial statements which explains the basis of preparation of the financial statements of Japan Airlines Company, Ltd. under Japanese accounting principles and practices.

Consolidated Subsidiaries

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

Company Name	Date of Establishment	Paid-in Capital	JAL's Equity Ownership (%)	Principal Business
J-AIR CO., LTD.	August 8, 1996	¥ 200 million	100.0	Air Transport
JAL EXPRESS CO., LTD.	April 1, 1997	¥ 5,800 million	100.0	Air Transport
JALWAYS CO., LTD.	October 5, 1990	¥ 3,000 million	100.0	Air Transport
JAPAN ASIA AIRWAYS CO., LTD.	August 8, 1975	¥ 4,310 million	90.5	Air Transport
JAPAN TRANS OCEAN AIR CO., LTD.	June 20, 1967	¥ 4,537 million	51.1*	Air Transport
JAL CARGO SALES CO., LTD	January 22, 2001	¥ 50 million	100.0	Air Cargo
JAL KANSAI AIRCARGO SYSTEM CO., LTD.	December 10, 1975	¥ 123 million	54.3	Air Cargo
JAL LOGISTICS INC.	March 28, 1970	¥ 144 million	100.0*	Air Cargo
JALTOS CO., LTD.	October 14, 1982	¥ 50 million	80.0*	Air Cargo
JUPITER GLOBAL LIMITED	May 17, 1983	HK$ 1 million	80.0*	Air Cargo
•NISHINIHON AIR CARGO SERVICE CO., LTD.	June 1, 1987	¥ 20 million	80.0*	Air Cargo
JAPAN FUEL TRADING CO., LTD.	November 16, 1988	¥ 25 million	100.0	Aircraft Fuels
OKINAWA FUELING FACILITIES CO., LTD.	November 1, 1974	¥ 100 million	60.0*	Aircraft Fuels
PACIFIC FUEL TRADING CORPORATION	November 1, 1982	US$ 1 million	100.0*	Aircraft Fuels
AIRPORT ENGINEERING & SERVICE CO., LTD.	September 11, 1958	¥ 315 million	67.5*	Aircraft Maintenance
JAL AVIATION TECHNOLOGIES CO., LTD.	July 1, 1988	¥ 47 million	100.0	Aircraft Maintenance
JAL ENGINE TECHNOLOGIES CO., LTD.	October 1, 1988	¥ 350 million	100.0	Aircraft Maintenance
JAL MAINTENANCE SERVICE CO., LTD.	February 10, 1982	¥ 10 million	100.0	Aircraft Maintenance
JAL NARITA AIRCRAFT MAINTENANCE CO., LTD.	April 1, 1988	¥ 28 million	100.0	Aircraft Maintenance
JAL TOKYO AIRCRAFT MAINTENANCE CO., LTD	April 1, 1983	¥ 12 million	100.0	Aircraft Maintenance
KBK CORPORATION	August 24, 1977	¥ 20 million	81.3	Aircraft Maintenance
NIHON SERVICE CO., LTD.	November 11, 1969	¥ 12 million	68.3*	Aircraft Maintenance
ABC SKY-PARTNERS INC.	December 15, 1977	¥ 100 million	51.0	Airport-Related Services
AGP CORPORATION	December 16, 1965	¥ 2,038 million	51.4	Airport-Related Services
•AGS AIR CARGO SERVICE CO., LTD.	September 2, 1999	¥ 50 million	100.0*	Airport-Related Services
•AGS SKYSUPPORT CO., LTD.	July 6, 2001	¥ 20 million	100.0*	Airport-Related Services
AIRPORT GROUND SERVICE CO., LTD.	March 1, 1957	¥ 474 million	99.8*	Airport-Related Services
AVIX NAGASAKI CO., LTD	December 23, 1987	¥ 15 million	100.0	Airport-Related Services
FUKUSHIMA INTERNATIONAL SERVICE CO., LTD.	September 21, 1992	¥ 30 million	100.0*	Airport-Related Services
HOKKAIDO PASSENGER SERVICE CO., LTD.	December 24, 1987	¥ 30 million	55.0	Airport-Related Services
J SOUTHERN SKY SERVICE CO., LTD.	June 5, 2000	¥ 20 million	100.0*	Airport-Related Services
JAL FRONTIER CO., LTD.	February 2, 1998	¥ 50 million	100.0	Airport-Related Services
JAL HAWAII, INCORPORATED	July 1, 1998	US$ 100,000	100.0	Airport-Related Services
JAL KYUSHU SERVICE CO., LTD.	April 3, 1986	¥ 30 million	51.0	Airport-Related Services
JAL PASSENGER SERVICES AMERICA, INC.	January 26, 1996	US$ 205,000	100.0	Airport-Related Services
JAL PLAZA CO., LTD.	December 1, 1988	¥ 50 million	100.0*	Airport-Related Services
JAL PLUS CO., LTD.	November 16, 1988	¥ 50 million	100.0	Airport-Related Services
JAL SKY HAKODATE CO., LTD.	May 9, 1989	¥ 15 million	100.0	Airport-Related Services
JAL SKY OSAKA CO., LTD.	January 26, 1988	¥ 30 million	100.0	Airport-Related Services
JAL SKY SERVICE CO., LTD.	September 13, 1982	¥ 100 million	100.0*	Airport-Related Services
JAL TOHOKU INTERNATIONAL SERVICE CO., LTD.	November 11, 1998	¥ 10 million	100.0	Airport-Related Services
JAL WAVE CO., LTD.	December 1, 1998	¥ 30 million	100.0	Airport-Related Services
JAL WING CO., LTD.	June 1, 1992	¥ 50 million	100.0*	Airport-Related Services
JLCOS COMPANY, LTD.	May 8, 1997	¥ 20 million	100.0	Airport-Related Services
KANSAI AIRPORT GROUND SERVICE CO., LTD	April 14, 1989	¥ 120 million	100.0*	Airport-Related Services
NAGOYA INTERNATIONAL SERVICE CO., LTD.	March 5, 1984	¥ 30 million	51.0	Airport-Related Services
•NEW TOKYO SERVICE CO., LTD.	August 24, 1974	¥ 10 million	100.0*	Airport-Related Services
OKINAWA AIRPORT SERVICE CO., LTD.	October 1, 1965	¥ 33 million	83.5*	Airport-Related Services
SERVICE CREATION INC.	December 25, 1989	¥ 30 million	95.0*	Airport-Related Services
AAS CATERING CO., LTD.	December 20, 1986	¥ 3,330 million	55.9*	Catering
HIROSHIMA CATERING CO., LTD.	November 30, 1992	¥ 100 million	80.0*	Catering
INTERNATIONAL CATERING LTD.	October 14, 1982	GBP 4 million	100.0	Catering
INTERNATIONAL IN-FLIGHT CATERING CO., LTD.	July 20, 1971	US$ 2 million	56.7	Catering
JAL ROYAL CATERING CO., LTD.	January 28, 1992	¥ 2,000 million	51.0*	Catering
•NARITA DRY ICE CO., LTD.	August 25, 1981	¥ 50 million	100.0*	Catering
•NIHON FOOD SERVICE CO., LTD.	April 5, 1973	¥ 60 million	100.0*	Catering
NIKKO INFLIGHT CATERING CO., LTD.	November 15, 1984	US$ 2 million	100.0*	Catering
OKINAWA CATERING SERVICE CO., LTD.	April 5, 1975	¥ 25 million	60.0*	Catering
TFK CORPORATION	December 9, 1959	¥ 497 million	50.7	Catering
•YAMATO SHOKUZAI CO., LTD.	June 25, 1986	¥ 50 million	100.0*	Catering
JAL ACADEMY CO., LTD.	June 10, 1985	¥ 240 million	100.0	Cutural Activities and Publishing
JAL BUSINESS SERVICE CO., LTD.	November 8, 1979	¥ 100 million	100.0*	Cutural Activities and Publishing
JAL CULTURAL DEVELOPMENT CO., LTD.	August 1, 1988	¥ 100 million	100.0*	Cutural Activities and Publishing
JAL PLANNING CO., LTD.	March 1, 1985	¥ 72 million	85.0*	Cutural Activities and Publishing
JAL SUNLIGHT CO., LTD.	November 15, 1995	¥ 20 million	100.0	Cutural Activities and Publishing
OFFICIAL FILING CO., LTD.	February 10, 1984	¥ 10 million	89.0*	Cutural Activities and Publishing
ALIVE INSURANCE PTE., LTD.	April 26, 1989	US$ 2 million	100.0	Financial Services
JAL CAPITAL CORPORATION	September 4, 1992	US$ 20	100.0*	Financial Services
JAL FINANCE CORPORATION	April 8, 1988	¥ 1,000 million	100.0*	Financial Services
•JAL GROUP FINANCE CORPORATION	April 3, 2000	¥ 3,500 million	100.0	Financial Services
JAL LEASING COMPANY, LIMITED	July 25, 1988	¥ 2,500 million	100.0*	Financial Services
JALCARD INC.	October 30, 1984	¥ 400 million	100.0*	Financial Services
PACIFIC BUSINESS BASE, INC.	October 20, 1989	US$ 400	100.0	Financial Services
ASIA CREATIVE TOURS CO., LTD.	October 14, 1975	¥ 50 million	100.0*	Hotel and Travel Services
AXESS INTERNATIONAL NETWORK, INC.	July 1, 1991	¥ 700 million	75.0	Hotel and Travel Services
BENKAY (U.S.A.), INC.	February 6, 1986	US$ 1,000	100.0*	Hotel and Travel Services
COCOS LAGOON DEVELOPMENT CORPORATION	June 17, 1976	US$ 21 million	100.0*	Hotel and Travel Services
CREATIVE GREETING SERVICE, INC.	October 1, 1991	US$ 10,000	100.0*	Hotel and Travel Services
CREATIVE REISE GMBH	October 26, 1979	EUR 102,258	87.5*	Hotel and Travel Services
CREATIVE TOURS (EUROPE) B.V.	November 1, 1979	EUR 907,560	100.0*	Hotel and Travel Services
CREATIVE TOURS (SINGAPORE) PTE. LTD.	May 1, 1979	S$ 100,000	100.0*	Hotel and Travel Services
CREATIVE TOURS (SPAIN) S.A.	September 21, 1982	EUR 180,303	100.0*	Hotel and Travel Services

CREATIVE TOURS DÜSSELDORF GMBH	April 1, 1991	EUR 127,822	100.0*	Hotel and Travel Services
CREATIVE TOURS LTD.	September 14, 1973	GBP 96,627	100.0*	Hotel and Travel Services
EURO CREATIVE TOURS (UK) LTD.	October 17, 1980	GBP 80,000	65.5*	Hotel and Travel Services
HAWAII HOTEL RESERVATION SYSTEM, INC.	October 1, 1997	US$ 10,000	100.0*	Hotel and Travel Services
HOKKAIDO TOUR SYSTEM CO., LTD.	February 23, 1984	¥ 122 million	99.6*	Hotel and Travel Services
HOTEL NEW NIKKO DE PARIS S.A.S.	June 5, 1996	FRF 10 million	100.0*	Hotel and Travel Services
HOTEL NIKKO (U.S.A.), INC.	July 18, 1984	US$ 1,000	100.0*	Hotel and Travel Services
HOTEL NIKKO ANNUPURI	November 5, 1984	¥ 2,200 million	70.5*	Hotel and Travel Services
HOTEL NIKKO OF SAN FRANCISCO, INC.	July 19, 1984	US$ 1,000	100.0*	Hotel and Travel Services
HOTEL NIKKO OSAKA CO., LTD.	December 10, 1980	¥ 100 million	100.0*	Hotel and Travel Services
HOTEL NIKKO SAIPAN, INC.	September 26, 1984	US$ 21 million	87.0*	Hotel and Travel Services
J INTER CO., LTD.	February 7, 1997	¥ 10 million	100.0*	Hotel and Travel Services
J PRO CO., LTD.	December 4, 1998	¥ 30 million	100.0*	Hotel and Travel Services
J SALES OKINAWA CO., LTD.	July 5, 2000	¥ 50 million	100.0*	Hotel and Travel Services
JAL HOTELS COMPANY LTD.	July 1, 1970	¥ 4,272 million	90.7	Hotel and Travel Services
JAL SALES NETWORK CO., LTD.	November 22, 1999	¥ 3,250 million	100.0	Hotel and Travel Services
JALPAK CO., LTD.	April 4, 1969	¥ 900 million	78.0*	Hotel and Travel Services
•JALPAK DE MEXICO S.A. DE C.V.	April 1, 1987	MXN 2,273,639	100.0*	Hotel and Travel Services
JALPAK HOLDING U.S.A., INC.	April 1, 1999	US$ 100	100.0*	Hotel and Travel Services
JALPAK INTERNATIONAL AMERICA, INC.	July 29, 1970	US$ 2 million	100.0*	Hotel and Travel Services
JALPAK INTERNATIONAL ASIA PTE LTD.	February 4, 1997	S$100,000	100.0*	Hotel and Travel Services
JALPAK INTERNATIONAL HAWAII, INC.	April 1, 1990	US$ 1 million	100.0*	Hotel and Travel Services
JALPAK INTERNATIONAL HONG KONG CO., LTD.	May 31, 1974	HK$ 550,000	100.0*	Hotel and Travel Services
JALPAK INTERNATIONAL MICRONESIA, INC.	April 1, 1986	US$ 1 million	99.9*	Hotel and Travel Services
JALPAK INTERNATIONAL OCEANIA PTY LIMITED	March 27, 1984	A$ 500,000	100.0*	Hotel and Travel Services
JALPAK MALAYSIA SDN. BHD.	September 19, 1970	MYR 466,000	100.0*	Hotel and Travel Services
JALPAK SERVICE INC.	July 1, 1987	¥ 90 million	100.0*	Hotel and Travel Services
JALPAK TOUR & TRAVEL (THAILAND) CO., LTD.	October 1, 1979	THB 6 million	73.3*	Hotel and Travel Services
JALSTORY CO., LTD.	October 9, 1976	¥ 35 million	74.6*	Hotel and Travel Services
JALTOUR GMBH	June 1, 1993	EUR 76,693	100.0*	Hotel and Travel Services
JAPAN TOUR SYSTEM KYUSHU CO., LTD.	May 23, 1984	¥ 95 million	100.0*	Hotel and Travel Services
JAPAN TOURS SYSTEM CO., LTD.	April 10, 1976	¥ 1,200 million	100.0*	Hotel and Travel Services
JCT INTERNATIONAL (FRANCE) S.A.	April 1, 1974	EUR 160,000	99.7*	Hotel and Travel Services
JDC GUAM INC.	April 26, 1994	US$ 1,000	100.0*	Hotel and Travel Services
MICRONESIAN HOSPITALITY, INC.	January 15, 1975	US$ 600,000	62.6*	Hotel and Travel Services
NANSEI TOURIST DEVELOPMENT CO., LTD.	May 1, 1981	¥ 3 million	76.7*	Hotel and Travel Services
NARITA NIKKO HOTEL CO., LTD.	November 24, 1977	¥ 470 million	100.0*	Hotel and Travel Services
NEW NIKKO HOTEL CO., LTD.	January 12, 1999	¥ 25 million	100.0*	Hotel and Travel Services
NIKKO HOTELS (U.K.) LTD.	May 24, 1985	GBP 21 million	100.0*	Hotel and Travel Services
OKUMA BEACH LAND CO., LTD.	June 12, 1978	¥ 1,080 million	94.4*	Hotel and Travel Services
ORIENT NETWORK (SINGAPORE) PTE LTD.	April 9, 1979	S$ 122,002	100.0*	Hotel and Travel Services
ORIENT NETWORK JAPAN CO., LTD.	June 9, 1988	¥ 10 million	100.0*	Hotel and Travel Services
ORIENT NETWORK (INTERNATIONAL) PTE. LTD.	February 27, 1997	S$ 100,000	100.0*	Hotel and Travel Services
•ORIENT NETWORK THAILAND CO., LTD.	November 9, 2000	THB 6 million	100.0*	Hotel and Travel Services
•P.T. JALPAK INTERNATIONAL BALI	October 1, 2000	US$ 300,000	100.0*	Hotel and Travel Services
P.T. TAURINA TRAVEL JAYA	April 1, 1982	IDR 500 million	51.0*	Hotel and Travel Services
PACIFIC AIR SERVICE	October 10, 1967	¥ 48 million	74.9*	Hotel and Travel Services
REISEBURO CREATIVE TOURS GES.M.B.H	March 19, 1985	EUR 72,672	75.0*	Hotel and Travel Services
SATELLITE TOURS CO., LTD.	August 17, 1979	HK$ 750,000	100.0*	Hotel and Travel Services
SHURI KANKO CO., LTD.	December 10, 1969	¥ 1,116 million	57.8*	Hotel and Travel Services
TOUR CREATE, INC.	April 1, 1994	US$ 10,000	100.0*	Hotel and Travel Services
TRANS QUALITY, INC.	June 1, 1990	US$ 200,000	100.0*	Hotel and Travel Services
UNIVERSAL HOLIDAYS INC.	February 21, 1978	PHP 5 million	88.9*	Hotel and Travel Services
JAL INFORMATION TECHNOLOGY CO., LTD.	August 26, 1978	¥ 702 million	51.0	Information Services
JTA INFOMATION & COMMUNICATION CO., LTD.	April 16, 1984	¥ 50 million	88.0*	Information Services
TOMAKOMAI RYOKKA KAIHATSU CO., LTD.	April 10, 1989	¥ 50 million	51.0	Leisure and Tourism Services
GLOBAL BUILDING CO., LTD.	April 14, 1989	¥ 6,954 million	100.0	Real Estate and Construction
JAL CONSTRUCTION CO., LTD.	June 1, 1976	¥ 180 million	91.0*	Real Estate and Construction
JAPAN AIRLINES MANAGEMENT CORP.	October 20, 1989	US$ 93	100.0*	Real Estate and Construction
PACIFIC INVESTMENT HOLDINGS CORPORATION	April 5, 1990	US$ 59 million	100.0	Real Estate and Construction
AGS COMMERCE CO., LTD.	April 2, 1981	¥ 48 million	65.4*	Trading
JAL/DFS DUTY FREE SHOPPERS CO., LTD.	July 1, 1992	¥ 300 million	60.0*	Trading
JALUX AMERICAS, INC.	April 26, 1982	US$ 5 million	100.0*	Trading
JALUX EUROPE LIMITED	April 13, 1972	GBP 500,000	100.0*	Trading
JALUX INC.	March 28, 1962	¥ 2,558 million	59.1*	Trading
JTA TRADING CO., LTD.	July 1, 1985	¥ 20 million	78.0*	Trading

•Newly consolidated in fiscal year ended March 31, 2002.
** Includes holdings of the parent company and those of subsidiaries and affiliates.*

Notes:
The name JUPITER AIR LIMITED has been changed to JUPITER GLOBAL LIMITED.
The name PACIFICO CREATIVE SERVICE, INC. has been changed to JALPAK INTERNATIONAL AMERICA, INC.
The name ORIENT DYNAMIC CO., LTD. has been changed to JALPAK INTERNATIONAL HONG KONG CO., LTD.
The name ORIENT NETWORK TOURS & TRAVEL (M) SDN. BHD. has been changed to JALPAK MALAYSIA SDN. BHD.
The name JALPAK INTERNATIONAL THAILAND CO., LTD. has been changed to JALPAK TOUR & TRAVEL (THAILAND) CO., LTD.
The name JAL TRADING AMERICAS, INC. has been changed to JALUX AMERICAS, INC.
The name JAL TRADING U.K. LTD. has been changed to JALUX EUROPE LIMITED.

(As of March 31, 2002)

JAL and Its Subsidiaries and Affiliates

Air Transport
JAPAN AIRLINES CO., LTD.
•J-AIR CO., LTD.
•JAL EXPRESS CO., LTD.
•JALWAYS CO., LTD.
•JAPAN ASIA AIRWAYS CO., LTD.
•JAPAN TRANS OCEAN AIR CO., LTD.
RYUKYU AIR COMMUTER CO., LTD.

Air Cargo
•CARGO COMMUNITY SYSTEM JAPAN CO., LTD.
CONTACT AIR CARGO SERVICES, INC.
CONTACT MIDWEST INC.
DAIWA AIRPORT SERVICE CO., LTD.
F.B. ON BOARD COURIER SERVICES INC.
•FACT INC
FAIRWAY EXPRESS CO., LTD.
FLEETPAK ENTERPRISES PTE. LTD.
•FUKUOKA AIR CARGO TERMINAL CO., LTD.
•GLOBAL LOGISTICS SYSTEM ASIA PACIFIC CO., LTD.
•GLOBAL LOGISTICS SYSTEM WORLDWIDE GMBH
INTEGRATED EXPRESS LIMITED
•JAL CARGO SALES CO., LTD.
•JAL KANSAI AIRCARGO SYSTEM CO., LTD.
•JAL LOGISTICS INC.
•JALTOS CO., LTD.
•JAPAN AIR MAIL CO., LTD.
J-TRANS
JUPICOM COMPANY LIMITED
JUPITER AIR (CANADA) LTD.
JUPITER AIR (HONG KONG) LIMITED
JUPITER AIR (UK) LIMITED
JUPITER AIR OCEANIA LIMITED
JUPITER AIR SERVICES(MALAYSIA) SDN. BHD.
•JUPITER GLOBAL LIMITED
JUPITER JAPAN CO., LTD.
JUPITER LOGISTICS PHILIPPINES, INC.
JUPITER PACIFIC FORWARDING JOINT VENTURE CO., LTD.
JUPITER SINGAPORE PTE. LTD.
•LANOVAC, INC.
MERCURY INTERNATIONAL CO., LTD.
•NISHINIHON AIR CARGO SERVICE COMPANY LIMITED
NISHINIHON PASSENGER SERVICE CO., LTD.
•OSAKA AIR MAIL CO., LTD.
PAN JUPITER TRANSPORT CO., LTD.
•TOKYO AIR CARGO CITY TERMINAL CO., LTD.
TRENDY AIR SERVICES SDN. BHD.
U-FREIGHT JAPAN CO., LTD.
WHOLESALE COURIER (S) PTE. LTD.

Aircraft Fuels
•CHITOSE AIRPORT FUELLING FACILITIES COMPANY, LTD.
•FUKUSHIMA AIRPORT FUELLING FACILITIES CO., LTD.
•HIROSHIMA AIRPORT FUELLING FACILITIES COMPANY, LTD.
JAMAL INC.
•JAPAN AIRPORT FUELING SERVICE CO., LTD.
•JAPAN FUEL TRADING CO., LTD.
•KOKUSAI AVIATION FUELING CO., LTD.
•OKINAWA FUELING FACILITIES CO., LTD.
•OSAKA HYDRANT CO., LTD.
•PACIFIC AIRCRAFT & AIRPORT SERVICE CO., LTD.
PACIFIC FUEL TRADING CORPORATION
•SAGA AIRPORT FUELING FACILITIES CO., LTD.

Aircraft Maintenance
AIR COMPONENT MAINTENANCE COMPANY
•AIRPORT ENGINEERING & SERVICE CO., LTD.
FUKUOKA A.E.C.
•JAL AVIATION TECHNOLOGIES CO., LTD.
•JAL ENGINE TECHNOLOGIES CO., LTD.
•JAL MAINTENANCE SERVICE CO., LTD.
•JAL NARITA AIRCRAFT MAINTENANCE CO., LTD.
•JAL TOKYO AIRCRAFT MAINTENANCE CO., LTD.
•JAMCO CORPORATION
•JAPAN TURBINE TECHNOLOGIES CO., LTD.
KANTO KIGYO CO., LTD.
•KBK CORPORATION
NARITA A.E.C. SERVICE
NIHON SERVICE CO., LTD.
OAS MAINTENANCE CO., LTD.

Airport-Related Services
ABC AIRPORT SERVICE INC.
•ABC SKY-PARTNERS INC.
•AGP CORPORATION
AGP DEVELOPMENT CO., LTD.
AGP HOKKAIDO CO., LTD.
AGP KANSAI CO., LTD.
AGP KYUSHU CO., LTD.
AGS AIR CARGO SERVICE COMPANY, LIMITED
AGS SKYSUPPORT COMPANY, LIMITED
•AIR FLITE JAPAN CORPORATION
AIRPORT AVIATION SERVICE CO., LTD.
•AIRPORT FACILITIES CO., LTD.
•AIRPORT GROUND SERVICE CO., LTD.
•AVIX NAGASAKI CO., LTD
•FUKUOKA AIRPORT BUILDING CO., LTD.
FUKUOKA TAS CORPORATION
•FUKUSHIMA INTERNATIONAL SERVICE CO., LTD.
•HOKKAIDO PASSENGER SERVICE CO., LTD.
J SOUTHERN SKY SERVICE CO., LTD.
JAL AVIATION CONSULTING INCORPORATED
•JAL FRONTIER CO., LTD.
•JAL HAWAII, INCORPORATED
•JAL KYUSHU SERVICE CO., LTD.
•JAL PASSENGER SERVICES AMERICA INCORPORATED
•JAL PLAZA CO., LTD.
•JAL PLUS CO., LTD.
•JAL SKY HAKODATE CO., LTD.
•JAL SKY OSAKA CO., LTD.
•JAL SKY SERVICE CO., LTD.
•JAL TOHOKU INTERNATIONAL SERVICE CO., LTD.
•JAL WAVE CO., LTD.
•JAL WING CO., LTD.
JAPAN SECURITY SUPPORT CO., LTD.
•JAPAN TRANSPORTATION ENGINEERING CORP.
•JLCOS COMPANY, LTD.
JUPITER GROUND SERVICE LIMITED
KANSAI AIRPORT GROUND SERVICE CO., LTD.
•KOKUNAISEN DOTCOM CO., LTD.
KYUSHU AIRPORT SERVICE CO., LTD.
LAO-JAPAN AIRPORT TERMINAL SERVICES CO., LTD.
•NAGOYA GROUND SERVICE CO., LTD.
•NAGOYA INTERNATIONAL SERVICE CO., LTD.
NAHA AIRPORT GROUND SERVICE CO., LTD.
NAHA AIRPORT PASSENGER SERVICE CO., LTD.
NEW CHITOSE AIRPORT SERVICE CO., LTD.
NEW TOKYO SERVICE CO., LTD.
NISHINIHON AIRPORT SERVICE CO., LTD.
•OKINAWA AIRPORT SERVICE CO., LTD.
SANEI MAINTENANCE CO., LTD.
•SERVICE CREATION INC.
•SHIMOJISHIMA AIRPORT FACILITY CO., LTD.
SUN MAINTENANCE CO., LTD.
TABINI HOLDINGS, INC.
•TOKYO CITY AIR TERMINAL CO., LTD.
TSURUYA KOGYO CO., LTD.

Catering
•AAS CATERING CO., LTD.
•HIROSHIMA CATERING CO., LTD.
•INTERNATIONAL CATERING LTD.
•INTERNATIONAL IN-FLIGHT CATERING CO., LTD.
JAL ROYAL CATERING CO., LTD.
•NAGOYA AIR CATERING CO., LTD.
NARITA DRY ICE CO., LTD.
NIHON FOOD SERVICE CO., LTD.
•NIKKO INFLIGHT CATERING CO., LTD.
•OKINAWA CATERING SERVICE CO., LTD.
•TFK CORPORATION
TFK DEVELOPMENT CO., LTD.
TFK INTERNATIONAL (N.Z) LIMITED
YAMATO SHOKUZAI CO., LTD.

Cultural Activities and Publishing
CHICAGO TOKYO TELEVISION, INC.
•JAL ACADEMY CO., LTD.
•JAL BUSINESS SERVICE CO., LTD.
JAL BUSINESS SERVICE MINAMI KYUSYU CO., LTD.
JAL CULTURAL DEVELOPMENT CO., LTD.
•JAL INTERNATIONAL SERVICE INC.
•JAL PLANNING CO., LTD.
•JAL SUNLIGHT CO., LTD.
•OFFICIAL FILING CO., LTD.
SINO ASIA CULTURE ENTERPRISE CORPORATION
TOURISM ESSENTIALS INC.
WINDS PUBLICATIONS CO., LTD.

Financial Services
ACRES LEASING CO., LTD.
AILERON LEASING CO., LTD.
AIMS LEASING CO., LTD.
•ALIVE INSURANCE PTE., LTD.
AVIONET LEASING INC.
AVIONET LEASING LTD.
BLADE LEASING CO., LTD.
CAMBER LEASING CO., LTD.
FAIRING LEASING CO., LTD.
FANS LEASING CO., LTD.
FILLET LEASING CO., LTD.
FLAP LEASING CO., LTD.
GEAR LEASING CO., LTD.
HIGH SKY LEASING CO., LTD.
HONEYCOMB LEASING CO., LTD.
HORIZONTAL LEASING CO., LTD.
JAL CAPITAL CORPORATION
JAL FINANCE CORPORATION
JAL FINANCE EUROPE B.V.
•JAL FSC LESSEE (CHI) COMPANY, LTD.
•JAL FSC LESSEE (NC) COMPANY, LTD.
•JAL FSC LESSEE (NC2) COMPANY, LTD.
•JAL FSC LESSEE (PB) COMPANY, LTD.
•JAL FSC LESSEE (PB2) COMPANY, LTD.
•JAL GROUP FINANCE CORPORATION
JAL LEASING (AMERICA), INC.
JAL LEASING (NETHERLANDS) B.V.
JAL LEASING COMPANY, LIMITED
JALCARD INC.
JET LINER LEASING CO., LTD.
JF CARIB A.E.C.
JL AIRCRAFT LEASING CO., LTD.
JLMC AVIATION SERVICE CO., LTD.
KEEL LEASING CO., LTD.
LIFT LEASING CO., LTD.
NACELLE LEASING CO., LTD.
•PACIFIC BUSINESS BASE, INC.
•PACIFIC WORLD CORPORATION

PITOT LEASING CO., LTD.
PLY LEASING CO., LTD.
PNEUMATIC LEASING CO., LTD.
PULSEJET LEASING CO., LTD.
PYLON LEASING CO., LTD.
RAM JET LEASING CO., LTD.
REDOME LEASING CO., LTD.
RIB LEASING CO., LTD.
RUDDER LEASING CO., LTD.
SCRUM JET LEASING CO., LTD.
SELCAL LEASING CO., LTD.
SLAT LEASING CO., LTD.
SPAR LEASING CO., LTD.
SPINNER LEASING CO., LTD.
STABILIZER LEASING CO., LTD.
STAR JET LEASING CO., LTD.
STATOR LEASING CO., LTD.
STRINGER LEASING CO., LTD.
SUBSONIC LEASING CO., LTD.
TAB LEASING CO., LTD.
TILLER LEASING CO., LTD.
TOGA LEASING CO., LTD.
TRANSPONDER LEASING CO., LTD.
TRIM LEASING CO., LTD.
•TRIPLE A LIMITED
TWIN CRANE LEASING CO., LTD.
WINGLET LEASING CO., LTD.

Hotel and Travel Services

A AND P TRAVEL, INC.
AIRPORT HOTEL MANAGEMENT CO., LTD.
AMERASIA REPRESENTACIONES C.A.
ASIA CREATIVE TOURS CO., LTD.
ASIA CREATIVE TOURS HONGKONG LTD.
•AXESS INTERNATIONAL NETWORK, INC.
•BENKAY (U.S.A.), INC.
CARGO CREATIVE SERVICE CO., LTD.
CHITOSE INTERNATIONAL HOTEL CO., LTD.
•COCOS LAGOON DEVELOPMENT CORPORATION
COCOS LAGOON UTILITY CORPORATION
CREATIVE GREETING SERVICE, INC.
CREATIVE REISE GMBH
CREATIVE TOURS (EUROPE) B.V.
CREATIVE TOURS (SINGAPORE) PTE. LTD.
CREATIVE TOURS (SPAIN) S.A.
CREATIVE TOURS DUSSELDORF GMBH
CREATIVE TOURS LTD.
CREATIVE TRAVEL (TAIWAN) LTD.
EURO CREATIVE TOURS (UK) LTD.
FOOD DESIGN INC.
HAWAII HOTEL RESERVATION SYSTEM, INC.
HOKKAIDO TOUR SYSTEM CO., LTD.
HOTEL NEW NIKKO DE PARIS S.A.S.
HOTEL NIKKO (U.S.A.), INC.
•HOTEL NIKKO ANNUPURI
HOTEL NIKKO MICRONESIA, INC.
•HOTEL NIKKO OF NEW YORK, INC.
•HOTEL NIKKO OF SAN FRANCISCO, INC.
HOTEL NIKKO OSAKA CO., LTD.
•HOTEL NIKKO SAIPAN, INC.
HOTELES NIKKO S.A. DE C.V.
HUAYA DEVELOPMENT CO., LTD.
IMPERIAL TRAVEL SERVICE CO., LTD.
INCONTRA, INC.
•INDO JAPAN AIR SERVICES PVT. LTD.
J INTER CO., LTD.
J PRO CO., LTD.
J SALES OKINAWA CO., LTD.
•JAL HOTELS COMPANY LTD.
JAL HOTELS GMBH DUSSELDORF
•JAL SALES NETWORK CO., LTD.
JALPAK CO., LTD.
JALPAK DE MEXICO S.A. DE C.V.
JALPAK HOLDING U.S.A., INC.
JALPAK INTERNATIONAL AMERICA, INC.
JALPAK INTERNATIONAL ASIA PTE. LTD.
JALPAK INTERNATIONAL HAWAII, INC.
JALPAK INTERNATIONAL HONGKONG CO., LTD.
JALPAK INTERNATIONAL MICRONESIA, INC.
JALPAK INTERNATIONAL OCEANIA PTY. LIMITED
JALPAK MALAYSIA SDN. BHD
JALPAK SERVICE INC.
JALPAK TOUR & TRAVEL (THAILAND) CO., LTD.
JALSTORY CO., LTD.
JALTOUR GMBH
JAPAN COUPON SERVICE CO., LTD.
JAPAN TOUR SYSTEM KYUSHU CO., LTD.
JAPAN TOURS SYSTEM CO., LTD.
JAPAN TOURS SYSTEM EHIME CO., LTD.
JAPAN TOURS SYSTEM SAGA CO., LTD.
JCT INTERNATIONAL (FRANCE) S.A.
JDC (PACIFIC) LTD.
JDC GUAM INC.
JHC GLOBAL SERVICE CO., LTD.
•JIMNA PTY LIMITED
KAMPO-NO-SATO HAKUSAN OGUCHI MANAGEMENT ASSOCIATION
MICRONESIAN HOSPITALITY, INC.
•MTJ DEVELOPMENT SDN. BHD.
•NANSEI TOURIST DEVELOPMENT CO., LTD.
NARITA NIKKO HOTEL CO., LTD.
NEW NIKKO HOTEL CO., LTD.
NIKKO CREATIVE SERVICE S.A.
NIKKO HOTEL MANAGEMENT (THAILAND) CO., LTD.
•NIKKO HOTELS (U.K.) LTD.
•OKUMA BEACH LAND CO., LTD.
ORIENT NETWORK (HONG KONG) LTD.
ORIENT NETWORK (SINGAPORE) PTE. LTD.
ORIENT NETWORK JAPAN CO., LTD.
ORIENT NETWORK THAILAND CO., LTD.
ORIENT NETWORK (INTERNATIONAL) PTE. LTD.
P.T.JALPAK INTERNATIONAL BALI
P.T.TAURINA TRAVEL JAYA
PACIFIC AIR SERVICE
PARIS LIMOUSINE SERVICE S.A.R.L.
REISEBURO CREATIVE TOURS GES. M.B.H
SATELLITE TOURS CO., LTD.
SHURI KANKO CO., LTD.
STS ENTERPRISES, INC.
SUN INTERNATIONAL TRAVEL, INC.
•TNN GUAM INC.
•TOKYO HUMANIA ENTERPRISE INC.
TOUR CREATE, INC.
TRANS QUALITY, INC.
TROPICAL LAUNDRY AND LINEN SUPPLY COMPANY, LTD.
UNIVERSAL HOLIDAYS, INC.
•VIEW WORLD COMPANY LIMITED

Information Services

•AVICOM JAPAN CO., LTD.
AVIONET (THAILAND) COMPANY LTD.
•AVIONET (USA) LTD.
•AVIONET (H.K.) LTD.
•E-MILENET LTD.
•JAL AVIONET (EUROPE) LTD.
JAL AVIONET SYSTEMS, INC.
•JAL INFORMATION TECHNOLOGY CO., LTD.
JTA INFORMATION & COMMUNICATION CO., LTD.

Leisure and Tourism Services

ASIA WINDS DEVELOPMENT CO., LTD.
•HIROKAWA RESORT TOWN CO., LTD.
•JAPAN SUBMARINE TOURISM CO., LTD.
•TOMAKOMAI RYOKKA KAIHATSU CO., LTD.

Limousine Services

•AIRPORT TRANSPORT SERVICE CO., LTD.
AZUMA KOTSU CO., LTD.
•KANSAI AIRPORT TRANSPORTATION ENTERPRISE
•OSAKA AIRPORT TRANSPORT CO., LTD.
•SOUTHERN AIRPORT KOTSU CO., LTD.

Real Estate and Construction

BLANCO VENDE, LTD.
•GLOBAL BUILDING CO. LTD.
•JAL CONSTRUCTION CO., LTD.
JAPAN AIRLINES MANAGEMENT CORP.
KOKEN CO., LTD.
NAHA GENERAL BUILDING SERVICE CO., LTD.
•PACIFIC INVESTMENT HOLDINGS CORPORATION
REAL KEEN LTD.
SHEEN CHART LIMITED
•TERMINAL ONE MANAGEMENT INC.
TOKYO FLIGHT KITCHEN RESTAURANTES LTDA.

Trading

AGS COMMERCE CO., LTD.
INTERNATIONAL AIRPORT CLEANING CO., LTD.
JAL/DFS DUTY FREE SHOPPERS CO., LTD.
JALUX AIRPORT, INC.
JALUX AMERICAS, INC.
JALUX ASIA LTD.
JALUX EUROPE LIMITED
JALUX HAWAII INC.
•JALUX INC.
JET FRESH THAILAND CO., LTD.
JTA TRADING CO., LTD.
MARUYOSHI CO., LTD.
NJS COMPANY, LTD.
NORDIS CO., LTD.
SHURI RYUTSU LIMITED.
TOKYO BAY RESTAURANT CO., LTD.
TOKYO KINAI YOHIN CO., LTD.
TOKYO KOKU CLEANING CO., LTD.

•Indicates subsidiaries and affiliates in which JAL has direct equity investments.

Directory

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

AMSTERDAM
Office Centre Bldg. 2nd Floor
Jozef Israelskade 48e
1072 SB Amsterdam, THE NETHERLANDS
Phone: 0205-829-488 (Reservations & Information)

ANCHORAGE
PCS America INC.
4601 Satelite Dr.Suite NA206 Anchorage, Alaska
99502 U.S.A.
Phone: 907-248-6690

ATLANTA
4200 South Cargo Drive CSC Building-D,
Room 215, Atlanta, GA30320, U.S.A.
Phone: 404-530-2225

AUCKLAND
Jalpak International Oceania Pty. Ltd.
12th Floor, Westpac Tower,
120 Albert Street,
Auckland, NEW ZEALAND
Phone: (09)3799-906

BANGKOK
JAL Bldg., 254/1 Ratchadaphisek Road
Huaykwang, Bangkok, 10320, THAILAND
Phone: (02)692-5151~62 (Reservations)

BARCELONA
2nd Floor, Paseo de Gracia 53
08007 Barcelona, SPAIN
Phone: 9011-74770 (Reservations & Information)
(93)215-5385(Sales)

BEIJING
1st Floor, Chang Fu Gong Office Bldg.,
Jianguo Menwai Dajie,
Beijing, P.R. of CHINA
Phone: (010)6513-0888

BUSAN
Kookje Bldg., #1602, 69, 6-Ka
Jungang-Dong, Jung-Ku,
Busan, KOREA
Phone: (051)469-1215 (Reservations & Ticketing)

CAIRO
1, El Saleh Ayoub St., Zamalek
Cairo, EGYPT
Phone: (02)738-1422

CHICAGO
Terminal 5, Chicago O'Hare
International Airport,
Chicago Illinois 60666, U.S.A.
Phone: 1-800-525-3663(Reservations)

DALIAN
14th Floor Senmao Bldg.,
147 Zhongshan Road,
Xigang District, Dalian, P.R. of CHINA
Phone: (0411)369-2525

DÜSSELDORF
1st Floor, Deutsch-Japanisches Center,
Immermannstrasse 43B,
40210 Düsseldorf, GERMANY
Phone: 01802228700 (Reservations & Information)
(0211)1679150 (Administration)

FRANKFURT
Rossmarkt 15,
60311 Frankfurt/Main 1, GERMANY
Phone: 01802228700 (Reservations & Information)
(069)13600 (Administration)

GENEVA
42, Rue De Lausanne,
CH-1201 Geneva, SWITZERLAND
Phone: 0844-888-700 (Reservations & Information)
(022)731-7160 (Sales)

GUAM
Guam International Airport,
Guam, U.S.A.
Phone: 642-6425~6 (Reservations & Ticketing)

HO CHI MINH CITY
O.S.C Travel (S.M.I Group) Co., Ltd.
Sun Wah Tower 17F, 115 Nguyen Hue St.
Dist. 1 Ho Chi Minh City, VIETNAM
Phone: (8)8219098

HONG KONG
30th Floor, Tower 6,
The Gateway, Harbour City,
9 Canton Road, Tsim Sha Tsui, Kowloon,
Hong Kong S.A.R., P.R. of CHINA
Phone: 2523-0081 (Reservations)

HONOLULU
Honolulu International Airport,
300 Rodgers Blvd.,
Honolulu, Hawaii 96819, U.S.A.
Phone: 1-800-525-3663, (808)521-1441 (Reservations)

JAKARTA
Kyoei Prince Building Ground Floor, JL.,
Jenderal Sudirman, Kav. 3-4,
Jakarta, 10220 INDONESIA
Phone: (021)572-3211 (Reservations)
(021)572-3223 (Sales)
(021)572-3227 (Ticketing)

KAOHSIUNG
Japan Asia Airways
Kaohsiung Chung-Cheng Bldg. 4F 2,
Chung-Cheng 3rd., Kaohsiung, Taiwan
Phone: 0800-065151

KUALA LUMPUR
Suite 20-03 Level 20 Menara citibank 165
Jalan Ampang, 50450 Kuala Lumpur,
MALAYSIA
Phone: (03)2161-1722~6 (Reservations)

LONDON
Hanover Court, 5 Hanover Square,
London W1R ODR, U.K.
Phone: (0845)7-747-700 (Reservations & Information)

LOS ANGELES
300 N. Continental Blvd., Suite 401,
El Segundo CA 90245, U.S.A.
Phone: 1-800-525-3663 (Reservations & Ticketing)

MADRID
Calle Principe de Vergara,
111 Dpo. 1-Derecha,
28002, Madrid, SPAIN
Phone: 9011-74770 (Reservations & Information)
(91)594-0299 (Sales)

MANILA
2nd Floor 6788 Ayala Avenue, Oledan Square,
Makati City, (Manila), PHILIPPINES
Phone: (02)886-6868 (Reservations)

MEXICO CITY
Paseo de la Reforma, 295,
06500 Mexico City, D.F. MEXICO
Phone: (555)242-0150

MILAN
Via San Clemente 1, 20122 Milan, ITALY
Phone: 8-488-74700 (Reservations & Information)

MONTREAL
2000 Peel #620
Montreal, Quebec, CANADA H3A 2W5
Phone: 1-800-525-3663 (Reservations)

MOSCOW
Kuznetsky Most 3, Moscow, RUSSIA
Phone: (095)921-6448, 921-6648

NEW DELHI
Chandralok Bldg. 36, Janpath,
New Delhi-110 001, INDIA
Phone: (011)3327104, 3327108

NEW YORK
655 5th Ave., New York, New York 10022, U.S.A.
Phone: 1-800-525-3663 (Reservations)

PARIS
1, Rond-Point des Champs Elysées,
Marcel Dassault, 75008 Paris, FRANCE
Phone: 0810-747-700 (Reservations & Information)
0144355525 (Administration)

QINGDAO
1st Floor, Hotel Equatorial (Guidu)
Qingdao, 28, Xianggang
Zhong Lu, 266071 Qingdao, P.R. of CHINA
Phone: (0532)571-0088

ROME
Rome Leonardo Da Vinci International Airport,
00050, Fiumicino, Rome, ITALY
Phone: 8-488-74700 (Reservations & Information)

SAIPAN
P.O. Box 469, Saipan, MP 96950, U.S.A.
Phone: (670)234-6553~4 (Reservations & Ticketing)

SAN FRANCISCO
5th Floor, Hotel Nikko San Francisco,
222 Mason St., Suite 508
San Francisco, California 94102, U.S.A.
Phone: 1-800-525-3663 (Reservations)

SÃO PAULO
Av. Paulista 542
São Paulo-SP., BRAZIL
Phone: (011)251-5222 (Reservations)

SEOUL
Paiknam Bldg., 188-3, Eulchi-Ro,
1-Ka Chung-Ku, Seoul, KOREA
Phone: (02)757-1711 (Reservations)

SHANGHAI
Room 435, Mall, Plaza 66, No. 1266,
Nanjing West Road, Shanghai P.R. of CHINA
Phone: (021)6288-3000 (Reservations & Ticketing)

SINGAPORE
16 Raffles Quay #03-01,
Hong Leong Bldg., Singapore 048581
Phone: 62210522

SYDNEY
14th Floor Darling Park, 201 Sussex Street,
Sydney, NSW 2000, AUSTRALIA
Phone: (02)9272-1111 (Reservations)
(02)9272-1100 (Sales)

TAIPEI
Japan Asia Airways
IBM Bldg., No. 2, Tun Hua S. Rd.,
Taipei, Taiwan
Phone: (02)8771-6003, 0800-065151

TAICHUNG
Japan Asia Airways
Enterprise Bldg. 4F No. 393 Sec 1, Taichung
Kang Rd., Taichung, Taiwan
Phone: 0800-065151

TIANJIN
1st Floor, Tianjin International Bldg.,
75 Nanjing Road, Tianjin, P.R. of CHINA
Phone: (010)6513-0888 (Reservations)
(022)2313-9766 (Ticketing)

VANCOUVER
25th Floor, 1075 West Georgia St., Vancouver,
B.C., CANADA, V6E3C9
Phone: 1-800-525-3663 (Reservations)

VIENNA
Kärntnerstrasse 11/4 Stock Eingang:
Weihburggasse 2, A-1010 Vienna, AUSTRIA
Phone: (01)5029-18888 (Reservations & Information)
(01)512-7522 (Ticketing)

XIAMEN
1st Floor, The Bank Centre,
No. 189 Xiahe Road, Xiamen,
Fujian, P.R. of CHINA
Phone: 800-810-6999 (Reservations & Information)

YANGON
Room No. 1 FM1 Centre, Ground Floor,
No. 380 Bogyoke Aung San St., Pabedan
Township, Yangon, MYANMAR
Phone: (01)243030

ZURICH
Sihlstrasse 55, 8001
Zurich, SWITZERLAND
Phone: 0844-888-700 (Reservations & Information)

JAPAN
Head Office:
4-11, Higashi-shinagawa 2-chome,
Shinagawa-ku, Tokyo 140-8637, JAPAN
Toll-free general reservations:
0120-25-5931 (International)
0120-25-5971 (Domestic)

Kitami
Obihiro
Sapporo
Hakodate
Akita
Sendai
Fukushima
Tokyo
Niigata
Nagoya
Kanazawa
Toyama
Osaka
Okayama
Hiroshima
Matsuyama
Kochi
Yamaguchiube
Fukuoka
Nagasaki
Kumamoto
Oita
Miyazaki
Kagoshima
Okinawa

Corporate Organization

Japan Airlines Company, Ltd.



(GROUP HEAD OFFICE)
Corporate Planning Office
JAL-JAS Integration Project Committee
Finance Department
Purchasing Department
Human Resources
Human Resources Department
Industrial Relations Department
Associated Business Office
(SHARED SERVICE CENTER)
Accounting
Revenue Accounting
IT Planning
Medical Services
Human Resources Development
International Passenger Company
Domestic Passenger Company
Cargo & Mail Company


General Meeting of Stockholders
Corporate Auditor of the Board
Office of the Corporate Auditors
Board of Directors
President (GROUP CEO)
Executive Management Board
Operating Managing Committee
Service Quality Improvement Committee
Environmental Committee
Corporate Compliance & Business Risk Management Committee
Flight Safety Committee
Corporate Affairs Office
Executive Secretariat Department
Strategic Policy and Research Department
Public Relations Department
Investor Relations Department
Corporate Compliance Office
Legal Affairs Department
Business Activities Reappraisal Department
Family Assistance and Support Office
Tokyo Office
Osaka Office
General Affairs Department, Narita
General Affairs Department, Haneda
Corporate Safety Office
Environmental Affairs Department
Area Offices & Field Organizations
Area Offices: Hong Kong (Asia & Oceania)
London (Europe, Middle East & Africa)
New York (The Americas)
Flight Operations Division
Engineering & Maintenance Company
Cabin Attendants Division
Operations & Customer Service Office

(As of June 27, 2002)

JAL Route Network

Japan Airlines Company, Ltd. and Consolidated Subsidiaries July 31, 2002



Fairbanks
Anchorage
Vancouver
Seattle
Denver
Colorado Springs
San Francisco
San Jose
Las Vegas
Los Angeles
Honolulu
Kona
(Hawaii)
Orange County
(Santa Ana)
San Diego
Phoenix
Oklahoma City
Memphis
Austin
San Antonio
Monterrey
Guadalajara
Mexico City
Houston
Dallas
Minneapolis
Bloomington
Detroit
Chicago
Indianapolis
ST. Louis
Nashville
Atlanta
Neworleans
Orlando
Miami
Cancun
San Juan
Ottawa
Montreal
Boston
New York
Toronto
Buffalo
Philadelphia
Rochester
Pittsburgh
Cleveland
Washington
Durham
Columbus
Charlotte
Dayton
Cincinnati
São Paulo
Göteborg
Stockholm
Copenhagen
Moscow
Amsterdam
London
Hamburg
Berlin
Duesseldorf
Frankfurt
Munich
Paris
Zurich
Barcelona
Milan
Madrid
Rome
Istanbul
Aero Mexico
Air France
Air New Zealand
Alitalia
American Airlines
British Airways
Cathay Pacific Airways
Iberia
Lufthansa Cargo AG
Northwest Airlines
Quantas Airways
Scandinavian Airlines Sy
Singapore Airlines Cargo
Thai Airways Internation
Turkish Airlines
Vietnam Airlines
● Above cities include code-sharing destinations with these airline companies.

International Routes


Kanazawa
Sapporo
Niigata
Sendai
Tokyo
Nagoya
Osaka
Hiroshima
Beijing
Dalian
Tianjin
Seoul
Qingdao
Pusan
Fukuoka
Kagoshima
Delhi
Shanghai
Naha
Xiamen
Taipei
Hong Kong
Kaohsiung
Hanoi
Bangkok
Saipan
Guam
Manila
Ho Chi Minh City
Kuala Lumpur
Singapore
Jakarta
Denpasar
Cairns
New Caledonia
(Noumea)
Brisbane
Auckland
Sydney
Christchurch

Domestic Routes


Memanbetsu
Sapporo
Obihiro
Hakodate
Akita
Yamagata
Sendai
Fukushima
Niigata
Toyama
Kanazawa
Narita
Haneda
Izumo
Hiroshima
Hiroshima-Nishi
Okayama
Nagoya
Itami
Kansai
Yamaguchiube
Fukuoka
Kochi
Nagasaki
Matsuyama
Oita
Kumamoto
Miyazaki
Kagoshima
Amami
Yoron
Kumejima
Naha
Aguni
Kerama
Yonaguni
Hateruma
Miyako
Tarama
Ishigaki
Kita Daito
Minami Daito

Board of Directors

Japan Airlines Company, Ltd.

MEMBER OF THE BOARD OF DIRECTORS

Assignments as of June 27, 2002

Isao Kaneko
President
Chairman, Flight Safety Committee
Chairman, Operations & Maintenance Liaison Board
Chairman, Service Quality Improvement Committee
Chairman, Corporate Compliance & Business Risk Management Committee

Masahide Ochi
Executive Vice President
Senior Vice President, Family Assistance and Support
Senior Vice President, Safety & Environment
Senior Vice President, Corporate Safety
Chief Officer, Corporate Compliance
Chairman, Environmental Committee

Katsuo Haneda
Executive Vice President
Senior Vice President, Corporate Planning
Senior Vice President, JAL-JAS Integration Project Committee

Takashi Masuko
Executive Vice President
Chief Officer, Cargo & Mail
Chief Officer, Operations & Customer Service

Toshiyuki Shinmachi
Senior Managing Director
Senior Vice President, Corporate Affairs
Senior Vice President, Associated Business

Norio Ogo
Managing Director
Senior Vice President, Engineering & Maintenance Division
President, Engineering & Maintenance Company

Hiroyasu Hagio
Managing Director
Senior Vice President, Flight Operations Division

Akihiko Kaji
Managing Director
Chief Officer, Passenger
Senior Vice President, International Passenger
President, International Passenger

Hidekazu Nishizuka
Managing Director
Senior Vice President, Human Resources
Senior Vice President & General Manager, Medical Services
Senior Vice President, Purchasing

Hiroyuki Funayama
Managing Director
Senior Vice President, Cabin Attendants Division
Senior Vice President Regional Manager, Narita
Senior Vice President, General Affairs, Narita

Juntaro Shimizu
Senior Vice President, Cargo & Mail
President, Cargo Company

Gentaro Maruyama
Senior Vice President, Finance
Senior Vice President & Deputy General Manager, Corporate Planning
Senior Vice President & Deputy General Manager, Associated Business
Senior Vice President & Deputy General Manager, JAL-JAS Integration Project Committee

Toshio Yoshida
Senior Vice President, Domestic Passenger
President, Domestic Passenger

Michio Okude
Senior Vice President, Operations & Customer Service

Shunji Kono
Senior Vice President

Ken Moroi
Senior Vice President

Yasunaka Furukawa
Senior Corporate Auditor of the Board

Seiso Neo
Corporate Auditor of the Board

Shigeo Matsui
Corporate Auditor of the Board

Yoshihisa Akiyama
Corporate Auditor of the Board

Masao Nishimura
Corporate Auditor of the Board

EXECUTIVE OFFICERS

Assignments as of June 27, 2002

Satoshi Endo
Executive Officer & Deputy General Manager, Engineering & Maintenance Division
Executive Officer, Maintenance Auditing Office
Maintenance Planning & Administration Office
Executive Officer & Deputy Chairman, Environmental Committee

Takashi Shimoeda
Executive Officer & Deputy General Manager, Flight Operations Division
Executive Officer, Flight Planning & Administration Office
Executive Officer, General Affairs, Haneda
Executive Officer & Deputy General Manager, Medical Services

Masahiko Goda
CEO for Europe, Middle East & Africa & Regional Manager UK & Ireland

Susumu Miyoshi
Executive Officer, Corporate Compliance
Executive Officer & Deputy General Manager, JAL-JAS Integration Project Committee

Takao Imai
Executive Officer & Deputy General Manager, Engineering & Maintenance Division

Kazumasa Oda
CEO for Asia and Oceania & Regional Manager, Hong Kong

Yoshiro Matsubara
CEO for The Americas

Nobutaka Ishikure
Executive Officer, Industry Affairs

Katsumi Chiyo
Executive Officer & Deputy General Manager, International Passenger

Mamoru Tsutsumi
Executive Officer & Deputy General Manager, Cargo & Mail

Kenichiro Matsueda
Executive Officer & Deputy General Manager, Human Resources
Vice President, Human Resources Management

Seiji Masutani
Executive Officer & Deputy General Manager, Operations & Customer Service
Vice President, Flight Operations Center

The members of Boards of Directors of Japan Airlines Company Ltd. and Japan Airlines System Corporation, with effect from October 2, 2002, are listed on page 16–17.

Investor Information

Date of Foundation: August 1, 1951
Head Office: 4-11, Higashi-Shinagawa 2-chome, Shinagawa-ku, Tokyo 140-8637, Japan
Phone: 03-5460-3123 Fax: 03-5460-5915
Domestic Offices: 22 offices in major cities, including Sapporo, Tokyo, Nagoya, Osaka,Fukuoka, and Naha
Overseas Offices: 36 offices in major cities, including New York, London, Paris, Moscow,Sydney, Beijing, and Hong Kong
Paid-in Capital: ¥188,550,335,984
Number of Shares of Common Stock:

Authorized	6,000,000,000 shares
Issued	1,783,473,439 shares

Floating Stock: 33.75%
Number of Stockholders: 253,520, including 482 non-Japanese
Major Stockholders:

Name	Number of Shares Held (Thousands)/ Percentage of Total Shares Outstanding
Eitaro Itoyama	62,000/3.5
The Tokyo Fire & Marine Insurance Co., Ltd.	51,312/2.9
The Industrial Bank of Japan, Ltd.	45,755/2.6
Nissay Dowa General Insurance Co., Ltd.	44,403/2.5
Nippon Life Insurance Company	41,718/2.3
Fukoku Mutual Life Insurance Company	39,635/2.2
The Bank of Tokyo-Mitsubishi, Ltd.	36,274/2.0
Dai-Ichi Kangyo Bank, Ltd.	34,978/2.0
Kokusai Kogyo Co., Ltd.	34,627/1.9
JAL Group Employee's Stockholding	32,385/1.8

Stock Listings: Tokyo, Osaka, and Nagoya stock exchanges; Depositary receipts traded through the NASDAQ System and SEAQ International
Fiscal Year-End: March 31
General Meeting of Stockholders: June
Stock Transfer Agent: UFJ Trust Bank, Limited
Share Handling Office: 10-11, Higashi-Suna 7-chome, Koto-ku, Tokyo 137-8081, Japan
Date for Confirmation of Stock Ownership: March 31
Newspaper for Public Notices: Nihon Keizai Shimbun
Auditor: Shin Nihon & Co.

(As of March 31, 2002)

Any statements in this document, other than those of historical facts, are forward-looking statements about future performance of Japan Airlines and its Group companies, which are based on management's assumptions and beliefs in light of information currently available, and involve risks and uncertainties. Actual results may differ materially from these forecasts.

Japan Airlines Co., Ltd.

4-11, Higashi-Shinagawa 2-chome, Shinagawa-ku,
Tokyo 140-8637, Japan
URL: http://www.jal.co.jp

Printed in Japan
Printed on recycled paper